Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of BELLUS Health Inc.’s operations and financial performance for the years ended December 31, 2022 and 2021. In this MD&A, unless the context otherwise requires, the terms “BELLUS Health”, “we”, “us”, and “our” refer to BELLUS Health Inc. This document should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Additional information relating to us, including our Annual Report and Annual Information Form, as well as other public filings, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

The consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors. This MD&A was prepared by management with information available as of March 23, 2023.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found below.

All currency figures reported in the consolidated financial statements and in this document are in US dollars, unless otherwise specified.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward-looking statements include such words. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

•	our aim to develop, obtain FDA approval for, and commercialize camlipixant (BLU-5937) for the treatment of refractory chronic cough (“RCC”) and other cough hypersensitization disorders;

•	our aim to complete our CALM Phase 3 clinical trials as designed, including our expectations to release topline results from CALM-1 and CALM-2 in the second half of 2024 and in 2025, respectively;

•	our expectations regarding the timing of our Phase 1 clinical trial investigating a once-daily (“QD”) dosing, extended-release formulation of camlipixant, which was initiated in the fourth quarter of 2022 and is expected to be completed in the second quarter of 2023;

•	our aim to complete additional Phase 1 clinical trials supporting our ongoing Phase 3 clinical program with camlipixant;

•	our aim to further explore the potential of camlipixant for the treatment of other afferent hypersensitization-related conditions;

•	our aim to complete all non-clinical and clinical pharmacology activities with camlipixant necessary to support a new drug application (“NDA”) filing;

•	our expectations with respect to the timing and cost of the research and development activities of camlipixant;

•	our aim to complete the validation of the VitaloJAK for cough frequency measurement in our studied patient population to the satisfaction of relevant regulatory agencies;

•	the function, potential benefits, tolerability profile and clinical activity of our product candidates, including camlipixant, including with respect to the patient population studied, pricing and labeling;

•	our expectations with respect to pre-commercialization activities related to the commercial launch of camlipixant, if approved;

•	our expectations regarding the potential development of a QD dosing regimen of camlipixant utilizing an extended-release formulation;

•	our expectations regarding our ability to arrange for and scale up the manufacturing of camlipixant to reach commercial scale, if approved;

•	our estimates and assessment of the potential markets (including size) for our product candidates;

•	our expectations regarding coverage, reimbursement and pricing and acceptance of our product candidates by the market, if approved, including pricing comparisons with other P2X3 receptor antagonists;

•	our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 receptor revenue potential;

•	the benefits and risks of our product candidates as compared to others;

•	our aim to obtain regulatory approval to market our product candidates;

•	our expectations with respect to the cost of preclinical and non-clinical studies, clinical trials and potential commercialization of our product candidates, including camlipixant;

•	our expectation of the continued listing of the common shares on the TSX and Nasdaq;

•	our current and future capital requirements and anticipated sources of financing or revenue;

•	our expectations regarding the ongoing COVID-19 pandemic and its impact on our business;

•	our expectation with respect to the cost and availability of raw materials, equipment, labor and transportation;

•	our expectations regarding the protection of our intellectual property and our ability to secure patent term extensions for our intellectual property;

•	our business strategy; and

•	our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:

•	the function, potential benefits, effectiveness and safety of camlipixant;

•	the accuracy of our belief that our selective P2X3 receptor antagonist may have an improved tolerability profile compared to the most advanced P2X3 receptor antagonist in development, Merck & Co.’s gefapixant;

•	our progress, timing and costs related to the development, completion and potential commercialization of our product candidate;

•	our estimates and projections regarding our industry;

•	the market acceptance of our product candidate, if approved;

•	the future success of current research and development activities;

•	our achievement of development and commercial milestones, including forecasted preclinical and non-clinical studies and clinical trial milestones within the anticipated timeframe;

•	our reliance on third parties to conduct preclinical and non-clinical studies and clinical trials for camlipixant;

•	the accuracy of the timelines and cost estimates related to our preclinical, non-clinical and clinical programs;

•	the successful development of a QD dosing with extended-release formulation for camlipixant;

•	our ability to achieve intended order of market entry of camlipixant relative to other P2X3 receptor antagonists;

•	the accuracy of our findings of statistically significant interaction between baseline cough frequency and treatment benefit, realization of the intended benefits, acceptability to regulatory agencies and impact of our enrichment strategy;

•	continuing feedback and discussions with the FDA and other regulatory authorities regarding the design of the CALM Phase 3 program;

•	the accuracy of our estimates and projections regarding potential pricing for camlipixant, including parity to other P2X3 receptor antagonists;

•	the accuracy of our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 receptor revenue potential;

•	the capacity of our primary supply chain to produce the required clinical supplies to support a Phase 3 clinical program in RCC within the anticipated timeframe, and the absence of further global supply chain disruptions with respect to such required clinical supplies, including those that may be caused by the ongoing COVID-19 pandemic;

•	the absence of interruption or delays in the operations of our suppliers of components or raw materials, contract research organizations or other third parties with whom we engage, whether as a result of disruptions caused by the ongoing COVID-19 pandemic or otherwise;

•	the accuracy of our expectations regarding labeling indication for camlipixant in RCC and the potential to expand the use of P2X3 receptor antagonists to all RCC patients;

•	the absence of material deterioration in general business and economic conditions, including the impact on the economy and financial markets of the war in Ukraine, and the ongoing COVID-19 pandemic and other health risks;

•	the effect of macroeconomic conditions, including rising interest rates and inflation, on our business operations;

•	the effectiveness of COVID-19 containment efforts, including the roll-out of vaccination programs, the effectiveness of vaccines against variant strains of COVID-19 (including the Omicron variants) and the gradual recovery of global environment and global economic conditions;

•	the impact of COVID-19 on participant enrollment;

•	the risks of delays and inability to complete clinical trials due to difficulties enrolling participants, including, but not limited to, as a result of the ongoing COVID-19 pandemic;

•	the receipt of regulatory and governmental approvals to continue with research and development projects and timing thereof;

•	the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;

•	our expectations regarding our status as a passive foreign investment company;

•	the accuracy of our estimates regarding future financing and capital requirements and expenditures;

•	the achievement of our forecasted cash burn rate;

•	the sufficiency and validity of our intellectual property rights;

•	our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;

•	our ability to source and maintain licenses from third-party owners on acceptable terms and conditions;

•	the risk of patent-related litigation;

•	the absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

•	the absence of material changes in market competition and accuracy of our assumptions and projections regarding profile and market dynamic amongst more selective agents;

•	our ability to attract and retain skilled staff;

•	our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;

•	the accuracy of the market research, third-party industry data and forecasts relied upon by us; and

•	the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See “Risk Factors” section in this MD&A. Should one or more of the risks, uncertainties or other factors outlined in this MD&A materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

CORPORATE PROFILE

We are a clinical-stage biopharmaceutical company working to better the lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of refractory chronic cough (“RCC”). Camlipixant, is a highly selective second-generation antagonist of the P2X3 receptor, a clinically validated target to treat cough hypersensitivity. We are currently developing camlipixant for the treatment of adults with RCC. We believe RCC, which includes a pathophysiology that is mediated through the P2X3 receptor, represents an area of significant unmet medical need and its treatment represents a potentially large market opportunity. We believe camlipixant’s characteristics observed in our preclinical studies, Phase 1 and Phase 2 clinical trials support the development of camlipixant and, if approved, position it as a potentially best-in-class agent in the P2X3 receptor antagonist class for the treatment of RCC. On December 13, 2021, we announced positive topline results from SOOTHE, a Phase 2b trial evaluating the tolerability and clinical activity of camlipixant in participants diagnosed with RCC. On July 12, 2022, we announced a positive End-of-Phase 2 (“EOP2”) meeting with the U.S. Food and Drug Administration (“FDA”) and the details of the CALM Phase 3 clinical program for camlipixant for the treatment of RCC. In addition, we have received scientific advice on the CALM program from the European Medicines Agency’s (“EMA”) Committee for Medicinal Products for Human Use (“CHMP”) and from the UK’s Medicines and Healthcare products Regulatory Agency (“MHRA”). In November 2022, we initiated the CALM Phase 3 clinical program, which is composed of two pivotal trials, CALM-1 and CALM-2, each evaluating the efficacy, safety and tolerability of camlipixant in RCC. Both trials are running concurrently, and each will recruit approximately 675 adult participants. We expect to report topline data from CALM-1 in the second half of 2024 and from CALM-2 in 2025.

Our shares trade on the Nasdaq Global Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol “BLU”.

BUSINESS OVERVIEW

2022 and Recent Highlights

Actively advancing the CALM Phase 3 clinical program (CALM-1 and CALM-2 trials) for camlipixant (BLU-5937) in RCC, with patient enrollment ongoing.

•	We have completed a positive End-Of-Phase 2 (“EoP2”) meeting with the U.S. Food and Drug Administration (“FDA”), and received scientific advice on the design of our CALM Phase 3 clinical program from both the European Medicines Agency (“EMA”) and the Medicines and Healthcare products Regulatory Agency (“MHRA”).

•	The CALM Phase 3 clinical program was initiated in the fourth quarter of 2022, with patient enrollment ongoing. The CALM program consists of two pivotal trials, CALM-1 and CALM-2, with the primary endpoint of 24H cough frequency measured at 12- and 24-weeks, respectively, using the VitaloJAK cough monitoring system.

•	We conducted validation work on the VitaloJAK cough monitoring system comparing compressed vs. non-compressed recordings in a cohort of 45 SOOTHE Phase 2b trial participants. The results showed a sensitivity of 98.7%, with no systematic error observed. We submitted a validation protocol and statistical analysis plan to the FDA in the fourth quarter of 2022.

•	Topline results from CALM-1 are expected in the second half of 2024, and topline results from CALM-2 in 2025.

Completed large U.S. physician survey on the RCC market landscape in 2022.

•	Survey included 1,483 U.S. pulmonologists, allergists, ENTs, gastroenterologists and primary care physicians and showed that there are about 8.6 million RCC patients in the United States and 1.8 million RCC patients currently being seen by specialists.

Pursuing development of our P2X3 receptor pipeline.

•	The Phase 1 clinical trial investigating the pharmacokinetics of a once daily, extended-release formulation of camlipixant is ongoing. The study is expected to be completed in the second quarter of 2023.

Presented at the American Academy of Allergy, Asthma & Immunology (“AAAAI”) Annual Meeting, the CHEST Annual Meeting, the European Respiratory Society (“ERS”) International Congress 2022, the Twelfth London International Cough Symposium (“LICS”) and the American Thoracic Society (“ATS”) 2022 International Conference.

•	Clinical data from the Phase 2b SOOTHE trial was presented at the AAAAI Annual Meeting, held in San Antonio, Texas from February 24-27, 2023, the CHEST Annual Meeting, held in Nashville, Tennessee from October 16-19, 2022, the ERS International Congress 2022, held in Barcelona, Spain from September 4-6, 2022, the 12th LICS, held from July 13-14, 2022, and the ATS 2022 International Conference San Francisco, California from May 13-18, 2022.

Presenting on camlipixant’s drug-drug interactions at the American Society of Clinical Pharmacology & Therapeutics (ASCPT) 2023 Annual Meeting, being held in Atlanta, GA.

•	A poster presentation titled “In Vitro, In Silico, and Clinical Investigations of BLU-5937 as Perpetrator of Drug-Drug Interactions” will be presented at the upcoming ASCPT 2023 Annual Meeting on Thursday, March 23, 2023 from 5:00 – 6:30 p.m. ET.

Completed a $176.0 million public offering of common shares in Canada and the United States.

•	In July 2022, we completed a public offering of our common shares resulting in gross proceeds of $176.0 million, including the full exercise of the option to purchase additional shares. The net proceeds from such offering, amounting to $164.5 million, are expected to extend our cash runway to the second half of 2025 and through the topline results of both CALM-1 and CALM-2.

Ended the year with cash, cash equivalents and short-term investments totaling $337.1 million.

BUSINESS SECTION

Our Pipeline

We are developing camlipixant (BLU-5937), a potent, highly selective, small molecule antagonist of the P2X3 receptor, as an oral therapy to reduce cough frequency and improve quality of life in RCC patients. We are also developing a QD formulation of camlipixant.

Our lead indication currently pursued for camlipixant is RCC, defined as a cough lasting more than eight weeks that is unexplained or persists despite treatment of the underlying cause. It is estimated that approximately 26 million adults in the United States suffer from chronic cough of which approximately 9 million patients are identified as having RCC.based on company-sponsored market surveys. It is also estimated that approximately 9 million patients suffer from RCC in the United Kingdom, Germany, France, Spain and Italy. Additionally, RCC is highly prevalent in Asia. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, fatigue, urinary incontinence, and disruption of social interactions. Currently, there is no pharmacological therapy approved specifically for the treatment of RCC outside of Japan and Switzerland. Available treatment options are limited and may have unsatisfactory benefit and/or significant safety and tolerability issues. We believe that camlipixant, if approved, may be adopted by physicians as an oral cough therapy in patients for whom cough hypersensitivity is a significant etiology of their cough.

In July 2020, we announced topline results from our Phase 2a RELIEF clinical trial of camlipixant that demonstrated proof-of-concept in RCC participants. Numerical differences in favor of camlipixant were observed in the primary endpoint of reduction in cough frequency. Clinically meaningful and statistically significant reductions in cough frequency were observed in two pre-specified sub-groups of participants with baseline awake cough frequency of ≥ 20 coughs/h (80% of trial participants) and ≥ 32 coughs/h (50% of trial participants). The treatment-emergent adverse events (“TEAEs”) profile was comparable to placebo with the exception of the known class effect of taste disturbance.

The Phase 2b trial SOOTHE trial was initiated at the end of 2020, with the first participant dosed in December 2020. In December 2021, we announced that the 50 mg and 200 mg BID doses of camlipixant in our SOOTHE trial for the treatment of RCC achieved statistical significance on the primary endpoint with 34% placebo-adjusted reduction in 24-hour cough frequency observed (p ≤ 0.005) at day 28. Camlipixant was generally well-tolerated at all doses and the treatment-emergent adverse events (“TEAEs”) profile was comparable to placebo with the exception of the known class effect of taste disturbance. A dose response was observed between the 12.5 mg and 50 mg BID doses.

On July 12, 2022, we announced a positive EoP2 meeting with the FDA and the details of the CALM Phase 3 clinical program design for camlipixant. On November 14, 2022, we announced that, subsequent to our EoP2 meeting with the FDA, we had received scientific advice on the design of our CALM Phase 3 clinical program from both EMA and MHRA. We also disclosed that we had initiated our CALM Phase 3 program with patient screening ongoing, and topline results are expected in the second half of 2024 for CALM-1 and in 2025 for CALM-2. Additionally, we announced that we had conducted validation work on the VitaloJAK cough monitoring system comparing compressed vs. non-compressed recordings in a cohort of 45 SOOTHE Phase 2b trial participants. The results demonstrated a sensitivity of 98.7%, with no systematic error observed. We submitted a validation protocol and statistical analysis plan to the FDA in the fourth quarter of 2022. Furthermore, the Phase 1 clinical trial investigating a once daily, extended-release formulation of camlipixant was initiated and is expected to be completed in the second quarter of 2023. Finally, we completed a large U.S. physician survey on the RCC market landscape including 1,483 U.S. pulmonologists, allergists, ENTs, gastroenterologists and primary care physicians showing that there are about 8.6 million RCC patients in the United States and 1.8 million RCC patients currently being seen by specialists.

CALM Phase 3 Clinical Program

The ongoing CALM Phase 3 clinical program is composed of two pivotal trials, CALM-1 and CALM-2, each evaluating the efficacy, safety and tolerability of camlipixant in approximately 675 adults with RCC. CALM-1 and CALM-2 are placebo-controlled, parallel-arm trials randomized 1:1:1 with treatment arms of 25 mg BID, 50 mg BID and placebo. The primary endpoint of 24H cough frequency will be measured at 12-weeks for CALM-1 and 24-weeks for CALM-2 using the VitaloJAK cough monitoring system in a primary patient population enriched for baseline with 24H cough frequency of ≥ 20 coughs/hour (“coughs/h”). Secondary efficacy endpoints include a Visual Analogue Scale (“CS-VAS”), the Leicester Cough Questionnaire (“LCQ”), Chronic Cough Diary (“CCD”), and reduction in cough frequency in a broader population including the primary enriched population and an extended population with baseline 24H cough frequency < 20 coughs/h. CALM-1 will have a 40-week randomized extension period and an additional 24-week open label extension. CALM-2 will have a 28-week open label extension. Topline data from CALM-1 and CALM-2 are expected in the second half of 2024 and in 2025, respectively. Both trials are expected to include 285 global sites, with approximately 65% of the total in North America and Western Europe, and are currently enrolling patients. The design and analysis of our CALM Phase 3 clinical trials is subject to continuing feedback and interactions with the FDA and other regulatory authorities.

Trial Design of the Ongoing CALM Program

Phase 2b SOOTHE Clinical Trial

The SOOTHE trial was a multicenter, randomized, double-blind, four-week, parallel-arm, placebo-controlled Phase 2b trial evaluating the efficacy and tolerability of three doses of camlipixant (12.5 mg, 50 mg and 200 mg BID) in 310 participants with RCC. Two hundred and forty-nine (249) participants with a baseline awake cough frequency of ≥ 25 coughs per hour were randomized across four treatment arms (1:1:1:1) evaluating the three active doses and placebo in the main trial. Treatment arms were stratified to balance the number of participants per treatment group with baseline awake cough frequency ≥ 45 coughs per hour across trial arms. The primary efficacy endpoint was the placebo-adjusted change in the 24-hour cough frequency from baseline to day 28 collected with a cough recorder. An exploratory group of an additional 61 participants with a baseline awake cough frequency of ≥ 10 and < 25 coughs per hour were randomized across two arms (1:1) evaluating one active dose (200 mg BID) and placebo to further investigate the effect of camlipixant in participants with lower cough frequency. Phase 2b clinical trial enrolled participants at 116 sites, of which approximately 50% were in the United States. The SOOTHE trial was initiated in December 2020. On December 13, 2021, we announced the positive topline data from the SOOTHE trial. The primary efficacy endpoint was statistically significant with a 34% placebo-adjusted reduction in 24-hour cough frequency observed at 50 mg and 200 mg BID doses.

Efficacy Results:

The SOOTHE clinical trial, which enrolled 249 participants with a baseline awake cough frequency of ≥ 25 per hour, demonstrated a clinically meaningful and statistically significant placebo-adjusted reduction in 24-hour cough frequency of 34% at the 50 mg and 200 mg BID dose levels of camlipixant (p ≤ 0.005) at day 28. The 12.5 mg BID dose demonstrated a statistical trend with 21% reduction in placebo-adjusted 24-hour cough frequency (p = 0.098) with a dose response observed between the 12.5 mg and 50 mg BID doses.

SOOTHE Primary Efficacy Endpoint

1. Geometric mean ratio of difference from baseline between camlipixant doses and placebo is estimated by back transformation of the LS mean difference. Percent treatment benefit over placebo in mean cough frequency is defined as 100x ((geom. LS mean Ratio)-1).

The change from baseline in 24-hour cough frequency was 53% at day 28 with 50 mg and 200 mg BID doses.

Relative change from baseline in 24H cough frequency (ITT)
Percentage change in 24H cough frequency
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
Baseline
Day 15
Day 28
Placebo
12.5 mg BID
50 mg BID
200 mg BID
* *
* *
* p ≤ 0.005, two-sided

s

SOOTHE Secondary Endpoints: Change from Baseline in Key Patient-Reported Outcomes

Patient Reported Outcomes (“PROs”) constituted secondary endpoints and included CS-VAS and LCQ. Even though SOOTHE was not powered to demonstrate statistical significance on the PROs, a clinically meaningful and nominally significant benefit of camlipixant was observed at multiple timepoints in the PROs.

Responder analyses showed that, after 28 days of treatment, ≥ 60% of participants achieved a clinically meaningful ≥ 30% reduction in 24H cough frequency at the two higher doses, with ≥ 44% and ≥ 19% achieving responses of ≥ 50% and ≥ 70% reductions, respectively. Odds ratios numerically favored treatment over placebo for every dose of camlipixant. The 50 and 200 mg treatment groups demonstrated a nominally significant likelihood (p < 0.01) to achieve a clinically meaningful response (≥ 30%) over placebo.

Safety and Tolerability Results:

Camlipixant’s safety and tolerability data from SOOTHE were consistent with previous trials, including the Phase 2a RELIEF trial. Camlipixant was well-tolerated with low impact on taste perception. Taste-related side effects were reported in 4.8%, 6.5% and 4.8% of participants at 12.5 mg, 50 mg and 200 mg doses, respectively. No participant reported complete or partial taste loss and there were no discontinuations due to taste-related adverse events.

The TEAE profile was comparable to placebo except for the known class-related event of taste disturbance. There were no treatment emergent serious adverse events reported in the trial.

Treatment Emergent Adverse Events

†	No TEAE reported with an incidence ≥5% in the exploratory population

*	Placebo: worsening of cough; camlipixant 200 mg BID: worsening of cough, dry mouth

Incidence of Taste Disturbance Adverse Events

RELIEF Phase 2a Clinical Trial

The Phase 2a RELIEF clinical trial, for which we announced topline results in July 2020, established proof-of-concept for camlipixant (BLU-5937) in the treatment of RCC participants. Numerical differences in favor of camlipixant were observed in the primary endpoint of reduction in cough frequency. The RELIEF trial did not achieve statistical significance for the primary endpoint of reduction in placebo-adjusted cough frequency at any dose tested in the intent to treat population (n=67); however, pre-specified analysis showed a statistically significant interaction between baseline cough frequency and treatment effect, and prespecified subgroup analyses in participants with baseline awake cough frequency of ≥ 20 coughs/h and ≥ 32 coughs/h (median), revealed statistically significant and clinically meaningful reductions in cough frequency relative to placebo:

•	A statistically significant interaction (p=0.0258) was observed between average awake cough frequency at baseline and treatment effect, linking higher baseline cough frequency with improved treatment benefit.

•	Participants with awake cough frequencies ≥ 20 coughs/h (representing 80% of total trial participants) at baseline saw placebo-adjusted reductions in awake cough frequency of 20% (p=0.001), 18% (p=0.02), 19% (p=0.03) and 27% (p=0.003) at doses of 25 mg, 50 mg, 100 mg and 200 mg BID, respectively.

•	Participants with awake cough frequencies at or above the baseline median of 32 coughs/h at baseline (representing 50% of total trial participants) saw placebo-adjusted reductions in awake cough frequency of 28%, 28%, 30% and 32% (all p < 0.0015) at doses of 25 mg, 50 mg, 100 mg and 200 mg BID, respectively.

Topline results

ALL PARTICIPANTS – INTENT TO TREAT PATIENT POPULATION (N=67)
DOSE	PLACEBO- ADJUSTED REDUCTION IN AWAKE COUGH FREQUENCY	P-VALUE
25 mg BID	-11%	p=0.14
50 mg BID	-6%	p=0.46
100 mg BID	-8%	p=0.41
200 mg BID	-17%	p=0.09

Pre-specified Subgroup — PARTICIPANTS with awake cough frequency at ≥ 20 coughs/hour (n=54)
DOSE	PLACEBO- ADJUSTED REDUCTION IN AWAKE COUGH FREQUENCY	P-VALUE
25 mg BID	-20%	p=0.0010
50 mg BID	-18%	p=0.0186
100 mg BID	-19%	p=0.0320
200 mg BID	-27%	p=0.0026

Pre-specified Subgroup — PARTICIPANTS with awake cough frequency at or above baseline median (≥ 32.4 coughs/hour; n=34)
DOSE	PLACEBO- ADJUSTED REDUCTION IN AWAKE COUGH FREQUENCY	P-VALUE
25 mg BID	-28%	p=0.0005
50 mg BID	-28%	p=0.0003
100 mg BID	-30%	p=0.0014
200 mg BID	-32%	p=0.0006

Camlipixant was generally well-tolerated and showed an adverse event profile comparable to placebo except for an increased incidence of the known class-related adverse event of taste disturbance.

Incidence of Most Frequent Adverse Events (>5% Incidence)

Taste disturbance adverse events were reported in 10% or less of the participants. Additionally, no complete loss of taste was observed at any dose, no severe taste adverse event was reported and no dropouts due to taste disturbance occurred.

Incidence of Taste Disturbance Adverse Events (Safety Population)*

*Taste disturbances events which started during one period/dose level and continued into another are counted in both. Details of the washout and follow-up periods are included in the total incidence.

**One subject reported both taste alteration and partial taste loss during the same period at all dose levels of camlipixant but is counted only once in the total taste AEs.

RELIEF enrolled participants in 16 sites (8 in the United Kingdom and 8 in the United States) and randomized a total of 68 RCC participants; 67 were included in the intent to treat population. 52 participants completed both treatment periods and 16 participants dropped out in total, including 13 as a result of difficulties with conducting follow-up visits due to the COVID-19 pandemic or early termination of the trial. There were three additional non-drug related discontinuations.

Learnings from Phase 2a RELIEF Data

Based on the RELIEF trial results, we believe cough frequency at baseline is a key indicator of potential treatment benefit, with subgroup analysis of participants having baseline awake cough frequencies ≥ 20 coughs/h and ≥ 32 coughs/h demonstrating statistically significant and clinically meaningful benefit at all doses. Based on these analyses and the patient level data of participants with baseline awake cough frequency of ≥ 20 coughs/h and < 32 coughs/h, we selected a minimum baseline awake cough frequency of 25 coughs/h as an inclusion criterion for the Phase 2b trial.

No dose response was observed in the Phase 2a RELIEF trial. Plasma concentrations achieved in RELIEF were also consistent with achieving receptor occupancies in the 75-95+% range. Based on this information, doses of 12.5 mg BID, 50 mg BID and 200 mg BID were selected for the Phase 2b SOOTHE trial.

Development of a QD Formulation

Camlipixant (BLU-5937) has exhibited favorable physicochemical and pharmacokinetic characteristics, including high solubility and permeability, good oral bioavailability, linear pharmacokinetic profile, and a low predicted therapeutic dose. A Phase 1 clinical trial investigating the pharmacokinetics of a once daily, extended-release formulation of camlipixant has been initiated. The study is expected to be completed in the second quarter of 2023.

Competitive Landscape

In addition to BELLUS Health, other companies are developing P2X3 receptor antagonist product candidates for the treatment of RCC, including Merck & Co. (“Merck”) and Shionogi & Co., Ltd (“Shionogi”). The positive Phase 2b SOOTHE results position camlipixant (BLU-5937) as a potential best-in-class product candidate in the P2X3 receptor class in terms of its clinical activity and tolerability profile, if confirmed in Phase 3 development and approved. Additionally, the greater selectivity for P2X3 receptor over P2X2/3 receptor observed for our product candidate, camlipixant, may contribute to supporting a favorable clinical and commercial profile.

The table below shows the selectivity, stage of development and dosing regimen of the different P2X3 receptor product candidates currently in development 1:

1. Limited head to head studies have been conducted; data presented is derived from company specific disclosures.

2. Ford et al. (2013) FAS EB J. 27: 887.5-887.5

3. Kai et al. 2020 Abstract presented at: ACS Fall 2020 Virtual & Meeting Exposition; August 17-20, 2020

Merck announced in March of 2020 that the 45 mg BID dose MK-7264 (gefapixant) had reached statistical significance on the primary efficacy endpoint in both the Phase 3 trials, COUGH-1 and COUGH-2 and that the 15 mg BID dose had not achieved statistical significance in either trial. Pursuant to this announcement, in September 2020 at the European Respiratory Society (“ERS”) International conference, Merck presented these results in further detail. The 45 mg BID dose of gefapixant achieved a statistically significant result on its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial) but showed significant rates of taste disturbance adverse events (58% and 69% in the COUGH-1 and COUGH-2, respectively). In March 2021, Merck announced that the FDA had accepted gefapixant NDA for review. In January 2022, Merck announced that the Japan Ministry of Health, Labor and Welfare granted regulatory approval for gefapixant 45 mg tablets for the treatment of adults with RCC. Additionally, Merck reported that the FDA issued a Complete Response Letter (“CRL”), which included the need for additional analyses associated with “measurement of efficacy”. Merck further clarified in February 2022 that the CRL was not related to the safety of gefapixant, but to an algorithm and underlying methodology used by the audio recording device to assess efficacy. In May 2022, gefapixant was approved in Switzerland. In August 2022, Merck announced that it is performing additional analyses and anticipates submitting this information to the FDA in the first half of 2023 in response to the CRL. Merck also reported that the review period in the EU had been extended pending the receipt of additional information and it plans to submit the information to the EMA in the first half of 2023. Outside of Japan and Switzerland, gefapixant remains an investigational treatment under review by regulatory authorities, such as the EMA.

Shionogi announced topline results of its Phase 2a clinical trial of S-600918 (sivopixant) in participants with RCC at the ERS International Congress in October 2019, which included a placebo-adjusted reduction in 24-hour cough frequency of 32% (p=0.055) and a rate of 6.5% of taste disturbance adverse events. The mean cough per hour frequency at baseline was 56. At the 2020 ERS International Congress, Shionogi reported that it observed an interaction between baseline cough frequency and treatment effect in its Phase 2a clinical trial; this prompted the utilization of a minimal cough frequency threshold as an inclusion criterion in the Phase 2b clinical trial of sivopixant. On September 29, 2021, Shionogi announced that the primary endpoint of placebo adjusted change in 24-hour cough frequency in its Phase 2b clinical trial of sivopixant was not met at any dose in the full analysis set (+13%, -2% and -12% for 50 mg, 150 mg and 300 mg QD, respectively). Post-hoc analysis of participants with a 24-hour cough frequency ≥ 10 or more coughs/h at baseline demonstrated 23% reduction in placebo-adjusted cough frequency for 300 mg QD. Taste related adverse events reported for the 50 mg, 150 mg, 300 mg and placebo groups in the safety analysis population were 2%, 14% and 33% and 2.9%, respectively. In December 2022, the results from the Phase 2b clinical trial of sivopixant were published in Lung. Shionogi indicated then that it was planning to discuss dose selection and Phase 3 clinical trial design at an upcoming EOP-2 meeting with the FDA. In a conference call in January 2022, Shionogi mentioned in its presentation that it was preparing for a Phase 3 clinical trial. On October 12, 2022, Shionogi mentioned in a presentation that “competitor landscape and regulators’ comments on endpoint” will determine whether to conduct Phase 3.

Market Opportunity in Chronic Cough

According to the 2019 National Ambulatory Medical Care Survey, across the U.S. in 2019, cough was the reason for 15 million in-office physician consultations and 4.7 million emergency visits.

We estimate that up to 10% of the adult population in developed countries suffer from chronic cough, including the United States, nations in the European Union and the United Kingdom. This represents approximately 26 million patients with chronic cough in the United States alone.

We estimate that approximately 30% of chronic cough patients, or approximately 9 million patients in the U.S., are uncontrolled or have RCC, which is the expected addressable patient population for camlipixant. It is also estimated that approximately 9 million patients suffer from RCC in the EU5 countries. Additionally, RCC is prevalent in Asia. RCC patients continue to cough despite treatment for potential underlying causes of their cough or have a cough that is unexplained. We estimate that approximately one-third, or approximately 3 million, of these RCC patients in the U.S. have been coughing for over a year, a key inclusion criteria in current RCC clinical trials, including our Phase 2a RELIEF clinical trial and Phase 2b SOOTHE clinical trial of camlipixant. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, fatigue, urinary incontinence, and disruption of social interactions. Currently, there is no pharmacological therapy approved specifically for the treatment of RCC outside of Japan and Switzerland. Available treatment options outside of Japan and Switzerland are limited and may have inadequate benefit and/or significant safety and tolerability issues. We believe that camlipixant, if approved, may be adopted by physicians as an oral cough therapy in patients for whom cough-hypersensitivity is the primary etiology.

In October 2022, we completed large quantitative surveys of 1,483 U.S. pulmonologists, allergists, ENTs, gastroenterologists, and primary care physicians showing that there are about 8.6 million RCC patients in the United States and 1.8 million RCC patients are currently being seen by specialists.

Supporting Non-Clinical and Clinical Pharmacology Activities

Non-clinical toxicology studies and clinical pharmacology studies to support an anticipated NDA filing and inform labeling for RCC are ongoing or planned.

Chemistry, Manufacturing, and Controls (“CMC”)

We have a primary supply chain in place with the capacity to produce the required clinical supplies to support a Phase 3 clinical program in RCC and commercial supplies for a potential launch, if camlipixant is approved. We continue to work on activities associated with manufacturing process optimization and upscaling to support a potential commercial launch.

Camlipixant in Other P2X3 Receptor Hypersensitization-Related Disorders

We believe the results of our Phase 2b SOOTHE clinical trial further validate the role of P2X3 receptor in cough hypersensitivity. We intend to evaluate potential opportunities to study camlipixant in additional cough indications where hypersensitivity plays an important role.

In addition to RCC, the mechanism of action of camlipixant may also have broad therapeutic applicability across other neuronal cough hypersensitivity indications. The Company is evaluating potential opportunities to study camlipixant in additional cough indications where cough hypersensitivity plays an important role.

Intellectual Property

Our camlipixant program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. We have secured composition of matter patent protection for camlipixant in all major pharmaceutical markets, including the United States of America, Europe, Japan and China, all with an expiration date of 2034. Under certain circumstances, such patent term may be extended for up to five years in certain jurisdictions such as the United States, Europe and Japan. In addition, we have secured method of use patent protection in the United States for avoiding loss of taste response while treating a chronic cough patient with camlipixant, expiring in 2038, and have received intention to grant notifications from the European Patent Office and the Japanese Patent Office. Patent applications with similarly broad claims are currently pending in other industrialized nations. We own 100% of the intellectual property estate covering camlipixant and its use for the treatment of chronic cough.

July 2022 Equity Offering

In July 2022, we raised total gross proceeds of $176.0 million by issuing a total of 19,021,622 common shares in the United States and in Canada (the “2022 Offering”).

More specifically, on July 18, 2022, we closed an equity offering, issuing 16,540,541 common shares from treasury at a price of $9.25 per share for gross proceeds of $153.0 million. On July 28, 2022, the underwriters of the equity offering exercised their option in full to purchase additional common shares, resulting in the issuance of an additional 2,481,081 common shares from treasury at a price of $9.25 per share, for additional gross proceeds of $23.0 million. We intend to use the net proceeds of the 2022 Offering, amounting to $164.5 million, primarily to fund camlipixant (BLU-5937) research and development activities, working capital needs and general administration.

2022 ATM Sales Agreement

On November 14, 2022, we entered into an “at-the-market” (“ATM”) sales agreement (the “2022 ATM Sales Agreement”) with Jefferies LLC (“Jefferies”) pursuant to which we may from time to time sell through ATM distributions with Jefferies acting as sales agent our common shares for aggregate gross proceeds of up to $80 million, including sales made directly on Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada. The ATM expires no later than the end of the 25-month period starting August 26, 2022 and requires the Company to pay to the Agent a commission of up to 3% of the gross proceeds of any common shares sold. The Company intends to use the ATM program in the ordinary course of business, notably to address reverse inquiries it may receive from investors from time to time. The common shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution.

December 2021 Equity Offering

In December 2021, we raised total gross proceeds of $224 million by issuing a total of 28,000,000 common shares in the United States and in Canada as described below (the “2021 Offering”).

On December 17, 2021, we closed an equity offering, issuing 25,000,000 common shares from treasury at a price of $8.00 per share for gross proceeds of $200 million. On December 29, 2021, the underwriters of the equity offering partially exercised their option to purchase additional common shares (over-allotment option), resulting in the issuance of an additional 3,000,000 common shares from treasury at a price of $8.00 per share, for additional gross proceeds of $24 million. Net proceeds of the 2021 Offering amounted to $209.7 million.

Selected Financial Information

(In thousands of dollars, except per share data)

	Years ended December 31
	2022	2021	2020
Revenues	$16	$16	$15

Expenses:
Research and development	58,894	59,791	23,729
Research tax credits	(491)	(754)	(507)
	58,403	59,037	23,222
General and administrative	19,496	14,263	9,735
Total operating expenses	77,899	73,300	32,957
Results from operating activities	(77,883)	(73,284)	(32,942)
Finance income	5,083	1,916	1,224
Finance costs	(3,220)	(55)	(39)
Net finance income	1,863	1,861	1,185
Loss before income taxes	(76,020)	(71,423)	(31,757)
Income taxes	60	(199)	—
Net loss for the year	$(76,080)	$(71,224)	$(31,757)
Loss per share – Basic and diluted	$(0.66)	$(0.90)	$(0.54)

Financial Position:

	At December 31,	At December 31,	At December 31,
	2022	2021	2020
Total assets	$407,820	$309,595	$153,113
Total non-current financial liabilities	$932	$617	$347

RESULTS OF OPERATIONS

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For the year ended December 31, 2022, net loss amounted to $76,080,000 ($0.66 per share), compared to $71,224,000 ($0.90 per share) for the previous year. The increase in net loss is primarily attributable to an increase in foreign exchange loss resulting from the conversion in US dollars of our net monetary assets denominated in Canadian dollars, to higher stock-based compensation expense in relation to our stock option plan as well as to an increase in external G&A expense, partially offset by higher interest income on the Company’s cash, cash equivalents and short-term investments position, and a decrease in external R&D spend.

Research and development expenses, net of research tax credits, amounted to $58,403,000 for the year ended December 31, 2022, compared to $59,037,000 for the previous year, a $0.6 million or 1% year over year decrease. The decrease is primarily attributable to a decrease in external R&D spend as we have transitioned from our Phase 2b SOOTHE clinical trial to the initiation of our CALM Phase 3 clinical program in 2022, offset in part by higher stock-based compensation expense of $1,985,000 in relation to our stock option plan and higher workforce expenses due to an increase in headcount to support the development of camlipixant.

General and administrative expenses amounted to $19,496,000 for the year ended December 31, 2022, compared to $14,263,000 for the previous year, a $5.2 million or 37% year over year increase. The increase is mainly attributable to higher external G&A expenses, as well as to higher stock-based compensation expense of $2,082,000 in relation to our stock option plan.

Net finance income amounted to $1,863,000 for the year ended December 31, 2022, compared to $1,861,000 for the previous year. In 2022, there was higher interest income of $4,850,000 compared to the previous year due to the increased cash, cash equivalents and short-term investments position following the 2022 Offering and 2021 Offering and the increase in interest rates, offset in part by an increase in foreign exchange loss resulting from the conversion in U.S. dollars of our net monetary assets denominated in Canadian dollars during the year of $2,484,000 (vs a foreign exchange gain of $1,683,000 in 2021), due to the weakening of the Canadian dollar versus the US dollar in 2022.

As at December 31, 2022, total assets amounted to $407,820,000, compared to $309,595,000 as at December 31, 2021. The increase is primarily due to the funds received from the 2022 Offering, offset by funds used to finance our operating activities. Total non-current financial liabilities amounted to $932,000 as at December 31, 2022, compared to $617,000 as at December 31, 2021. The increase is due to a higher lease liability as we entered into a new lease for office space in the US in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For the year ended December 31, 2021, net loss amounted to $71,224,000 ($0.90 per share), compared to $31,757,000 ($0.54 per share) for the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of camlipixant (BLU-5937), our product candidate for the treatment of RCC.

Research and development expenses, net of research tax credits, amounted to $59,037,000 for the year ended December 31, 2021, compared to $23,222,000 for the previous year, a $35,815,000 or 154% year over year increase primarily attributable to higher expenses incurred for the development of camlipixant, mainly activities in relation to the Phase 2b SOOTHE trial in RCC, as well as activities in relation to the Phase 2a BLUEPRINT trial in chronic pruritus associated with AD, preclinical, non-clinical and clinical development activities to support our RCC program and CMC activities.

General and administrative expenses amounted to $14,263,000 for the year ended December 31, 2021, compared to $9,735,000 for the previous year, a $4,528,000 or 47% year over year increase. The increase is mainly attributable to higher stock-based compensation expense of $2,766,000 related to our deferred share unit plan and $1,168,000 in relation to our stock option plan, due to an increase in the stock price compared to the previous year.

Net finance income amounted to $1,861,000 for the year ended December 31, 2021, compared to $1,185,000 for the previous year. The increase in net finance income is mainly attributable to a higher foreign exchange gain that arose from the translation of our net monetary assets denominated in Canadian dollars during the year of $1,504,000, offset in part by lower interest income of $812,000 mainly due to lower interest rates on short term investments.

As at December 31, 2021, total assets amounted to $309,595,000, compared to $153,113,000 as at December 31, 2020. The increase is primarily due to the funds received from the 2021 Offering, offset by funds used to finance our operating activities. Total non-current financial liabilities amounted to $617,000 as at December 31, 2021, compared to $347,000 as at December 31, 2020. The increase is due to a higher lease liability.

Quarter Ended December 31, 2022 Compared to Quarter Ended December 31, 2021

For the three-month period ended December 31, 2022, net loss amounted to $18,246,000 ($0.14 per share), compared to $14,764,000 ($0.18 per share) for the corresponding period the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of camlipixant (BLU-5937), with the initiation of our CALM Phase 3 clinical program in 2022, which was initiated in the fourth quarter of 2022.

Research and development expenses, net of research tax credits, amounted to $17,448,000 for the three-month period ended December 31, 2022, compared to $12,334,000 for the corresponding period the previous year, a $5.1 million or 41% quarter over quarter increase. The increase is primarily attributable to higher expenses incurred for the development of camlipixant, mainly activities in relation to our CALM Phase 3 clinical program, which was initiated in the fourth quarter of 2022.

General and administrative expenses amounted to $4,229,000 for the three-month period ended December 31, 2022, which are comparable to the expenses of $4,167,000 for the corresponding period the previous year.

Net finance income amounted to $3,446,000 for the three-month period ended December 31, 2022, compared to $1,534,000 for the corresponding period the previous year. The increase in net finance income is mainly attributable to higher interest income of $2,474,000 compared to the previous year due to the increased cash, cash equivalents and short-term investments position following the 2022 and 2021 Offerings and the increase in interest rates, offset in part by a lower foreign exchange gain of $550,000 that arose from the translation of our net monetary assets denominated in Canadian dollars during the period, compared to the previous year.

Quarterly Results (Unaudited)

(in thousands of dollars, except per share data)

The variation of the net loss of a quarter compared to the corresponding quarter of the previous year are explained by the following elements.

The increase in net loss for the fourth quarter of 2022 is primarily attributable to an increase in research and development expenses. The increase in net loss for the third quarter of 2022 is primarily attributable to an increase in foreign exchange loss resulting from the conversion in US dollars of our net monetary assets denominated in Canadian dollars. The increase in net loss for the second quarter of 2022 is primarily attributable to higher general and administrative expenses. The decrease in net loss for the first quarter of 2022 is primarily attributable to lower research and development expenses.

Related Party Transactions

Dr. Francesco Bellini is the Chairman of our Board of Directors and provides ongoing advisory services under the terms of a consulting and services agreement between us and Picchio International Inc. (“Picchio International”), wholly-owned by Dr. Francesco Bellini and his spouse. Picchio International receives a monthly fee of CAD$20,833, plus the reimbursement of applicable expenses for services rendered under the agreement. The agreement has a one-year term renewable for successive one-year terms. We have recorded fees and expenses of $295 and $304,000 (CAD$381,000 for both) under the consulting and services agreement for the years ended December 31, 2022 and 2021, respectively.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2022, we had available cash, cash equivalents and short-term investments totaling $337,057,000, compared to $248,806,000 as at December 31, 2021. For the year ended December 31, 2022, the net increase in cash, cash equivalents and short-term investments amounted to $88,251,000, compared to a net increase of $150,546,000 for the corresponding period of the previous year. The net increase in cash for the year ended December 31, 2022 is primarily attributable to funds obtained through the 2022 Offering, offset in part by funds used to finance our operating activities, mainly the research and development activities associated with our product candidate camlipixant (BLU-5937).

Based on management’s estimate and current level of operations, we believe that our current cash, cash equivalents and short-term investments, will be sufficient to extend our runway to the second half of 2025 and through expected topline results of both CALM-1 and CALM-2 trials. We may need to raise additional capital to fund our operations, develop camlipixant and prepare for commercialization.

We do not have any long-term debt and we do not have any pre-arranged credit facilities or other sources of financing cash flows. In November 2022, we put in place an at-the-market distributions facility, as discussed in the Financing and Investing Activities section below.

We are subject to a number of risks, including risks associated with the conduct of our product candidate’s development programs and their results, the establishment of strategic alliances and the successful development of new product candidates and their marketing. We have incurred significant operating losses and negative cash flows from operations since inception. To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, assets sales and the proceeds from research tax credits. Our ability to ultimately achieve future profitable operations is dependent upon the successful expansion and development of our project pipeline, obtaining regulatory approval in various jurisdictions and successful sale or commercialization of our products and technologies, which is dependent on a number of factors outside of our control. Refer to the Risk Factors section below.

Also refer to the sections titled “Financial Condition – Contractual Obligations” and “Financial Risk Management – Liquidity Risk” for further details on our liquidity and capital resources.

Financing and Investing Activities

In July 2022, we raised total gross proceeds of $175,950,000 from the 2022 Offering by issuing a total of 19,021,622 common shares at a price of $9.25 per share including the exercise of the underwriters’ option to purchase 2,481,081 common shares. Net proceeds from the 2022 Offering amounted to approximately $164,516,000. We intend to use the net proceeds from the 2022 Offering primarily to fund camlipixant (BLU-5937) research and development activities, working capital needs and other general corporate purposes.

In December 2021, we raised total gross proceeds of $224,000,000 from the 2021 Offering by issuing a total of 28,000,000 common shares at a price of $8 per share including the partial exercise of the underwriters’ option to purchase 3,000,000 common shares. Net proceeds from the 2021 Offering amounted to $209,729,000. We intend to use the net proceeds of the 2021 Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes.

The use of proceeds presented in our prospectus supplements dated December 14, 2021 (“2021 Prospectus Supplement”) and July 13, 2022 (“2022 Prospectus Supplement”) did not include funds from the exercise of the underwriters’ option to purchase additional common shares. Taking into consideration these additional funds, we intend to use the net proceeds of the 2021 Offering and 2022 Offering for the purposes and in the amounts indicated below.

	As per 2021 and 2022 Prospectus Supplements without options to purchase additional common shares	As at March 23, 2023, including options to purchase additional common shares
Camlipixant (BLU-5937) clinical trials in chronic cough	$217.9 million	$238.4 million
Manufacturing, formulation and scale-up	$42.1 million	$51.8 million
Other camlipixant project costs	$36.5 million	$42.4 million
Working capital and other general administration costs	$34.4 million	$41.5 million

As at December 31, 2022, we have used $37.1 million of the 2021 and 2022 Offering net proceeds. For additional details regarding the development of camlipixant, see “Business Section” – “Our Pipeline” in this MD&A.

On July 13, 2022, prior to the 2022 Offering, we terminated the ATM Sales Agreement entered into with Jefferies on December 23, 2020 (the “2020 ATM Sales Agreement”). Under the 2020 ATM Sales Agreement, we could from time to time sell through ATM distributions with Jefferies acting as sales agent, our common shares for aggregate gross proceeds of up to $50 million, including sales made directly on Nasdaq or on any other existing trading market for the common shares in the United States. We did not make any sales of common shares under the Sale Agreement.

On November 14, 2022, we entered into another ATM Sales Agreement (the “2022 ATM Sales Agreement”) with Jefferies pursuant to which we may from time to time sell through ATM distributions with Jefferies acting as sales agent (the “Agent”), our common shares for aggregate gross proceeds of up to $80 million, including sales made directly on Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada. The common shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. We have no obligation to sell any of the common shares and may at any time suspend sales under the 2022 ATM Sales Agreement. We and the Agent may terminate the 2022 ATM Sales Agreement in accordance with its terms. During the year ended December 31, 2022, no common shares were sold under the ATM program.

During the year ended December 31, 2022, we purchased short-term investments with initial maturities greater than three months and less than a year for an aggregate amount of $267,328,000, and redeemed at maturity or sold short-term investments for an aggregate amount of $117,460,000 (purchased for $$97,887,000 and redeemed at maturity or sold for $49,389,000 in 2021).

As of June 30, 2022, the market value of our common shares held by non-affiliates exceeded US$700 million, and as a result, as of January 1, 2023, we no longer qualify as an “emerging growth company”, as defined in the JOBS Act. Prior to this date, we were permitted to and we relied upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies, including not having an audit of our internal control over financial reporting (“ICFR”) performed by our auditor. Beginning with the year ended December 31, 2022, we have provided an audit report on ICFR issued by our independent registered public accounting firm.

Other

As at March 23, 2023, we had 126,577,283 common shares outstanding and 138,891,847 common shares on a fully diluted basis, including 12,314,564 stock options granted under the stock option plan (of which 2,133,875 stock options were granted on March 23, 2023).

During 2022, we granted 3,973,500 stock options (1,708,000 in 2021), 1,388,643 stock options were exercised (53,000 in 2021) and 140,967 stock options were forfeited (168,333 in 2021). We received an aggregate amount of $127,000 and issued 1,155,138 common shares from treasury in 2022 upon the exercise of stock options (we received an aggregate amount of $56,000 and issued 53,000 common shares from treasury in 2021).

Contractual Obligations

As at December 31, 2022, our minimum future contractual obligations are principally for payments in relation to property leases, consulting fees for Picchio International, trade and other payables and contracts for research and development activities. Future contractual obligations by year of maturity are presented below.

Contractual obligations (in thousands of dollars)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	$	$	$	$	$
Lease liability	1,484	431	617	325	111
Consulting fees	184	184	Nil	Nil	Nil
Trade and other payables	15,525	15,525	Nil	Nil	Nil
Contracts for research and development activities	184,744	67,748	98,070	18,926	Nil

We have a letter of credit issued in connection with a lease agreement in the amount of $37,000 (CAD$50,000). A short-term investment is pledged under the letter of credit and is presented as restricted short-term investment under non-current Other assets in the consolidated statement of financial position as at December 31, 2022.

We have entered into other agreements which involve future commitments. Refer to note 14 to the consolidated financial statements for the year ended December 31, 2022 for details.

We have not engaged in commodity contract trading or off-balance sheet financing.

Contingencies

On March 16, 2021, a Company stockholder, Carl D. Cachia (“Plaintiff”), filed a complaint against the Company and certain of its executive officers alleging claims under provisions of the Securities Exchange Act of 1934 (“Exchange Act”). On September 17, 2021, Plaintiff filed an amended class action complaint, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 6, 2020, against the Company, certain of its executive officers, the principal investigator of the Company’s Phase 2a RELIEF trial, and the underwriters of the Company’s initial public offering in September 2019. The amended class action complaint alleges claims under the Exchange Act and the Securities Act of 1933 relating to disclosures concerning the Company’s Phase 2a RELIEF trial, and seeks compensatory damages, pre-judgment and post-judgment interest, as well as attorneys’ fees, expert fees, and any other reasonable costs and expenses. On November 16, 2021, Plaintiff stipulated to dismissal of all claims against the underwriters without prejudice. Also on November 16, 2021, the Company and the named executive officers moved to dismiss the amended complaint. On January 7, 2022, the principal investigator of the Company’s Phase 2a RELIEF trial also moved to dismiss the amended complaint. On June 17, 2022, Plaintiff filed a motion for leave to amend his complaint, which all remaining defendants opposed. On September 21, 2022, the court granted all defendants’ motions to dismiss in full, dismissing all counts, denied Plaintiff’s motion for leave to amend his complaint, and ordered the case to be closed. On September 22, 2022, all of Plaintiff’s claims were dismissed and the case was closed. Plaintiff did not file a notice of appeal within the 30-day deadline for appeal.

On July 6, 2022, a Company stockholder, Jason Gallanti (the “Canadian Plaintiff”), filed a statement of claim before the Ontario Superior Court of Justice against the Company alleging negligent misrepresentation and claims under the Ontario Securities Act (“OSA”) and equivalent provincial securities legislation relating to disclosures concerning the Company’s Phase 2a RELIEF trial. The Canadian Plaintiff seeks certification of the action as a class proceeding on behalf of those who purchased the Company’s stock on the TSX, leave to pursue statutory claims under the OSA, compensatory damages, prejudgment and post-judgment interest, and costs of the action. Following the dismissal of the Plaintiff’s claim on September 22, 2022, the Canadian Plaintiff has filed, on January 27, 2023, a motion to discontinue his claim.

No provision has been made in the financial statements for the resolution of the above matters. Resolution of litigation could have an effect on our financial statements in the period that a determination is made, however, in management’s opinion, litigation matters are not currently projected to have a material adverse effect on our financial position.

FINANCIAL RISK MANAGEMENT

This section provides disclosures relating to the nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how we manage those risks.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. We invest our cash mainly with major North American financial institutions. Cash equivalents and short-term investments are comprised of fixed income instruments with a high credit ranking (not less than A-1) as rated by Standard and Poor’s. We have investment policies that are designed to provide for the safety and preservation of principal, liquidity needs and yields that are appropriate.

As at December 31, 2022, our maximum credit exposure corresponded to the carrying amount of these financial assets.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We require continued access to capital markets to support our operations, as well as to achieve our strategic plans. Any impediments to our ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of our financial condition or prospects, could have a materially adverse effect on us. In addition, our access to financing is influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure, as outlined in note 17 to the consolidated financial statements for the year ended December 31, 2022 (Capital Disclosures). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews, approves and monitors our annual operating and capital budgets, as well as any material transactions.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than US dollars. Our exposure relates primarily to changes in the US dollar versus the Canadian dollar exchange rate. For foreign currency transactions, fluctuations in the respective exchange rates relative to the US dollar will create volatility in our cash flows and the reported amounts for revenue and expenses in income. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at the rates of exchange at each reporting date, the impact of which is reported as a foreign exchange gain or loss in income.

Our objective in managing our foreign currency risk is to minimize our net exposures to foreign currency cash flows, by transacting with third parties in our functional currency to the maximum extent possible and practical and holding cash, cash equivalents and short-term investments as well as incurring borrowings in our functional currency. We hold a portion of our cash, cash equivalents and short-term investments in Canadian dollars to meet our liquidity needs in Canadian dollars, but do not use derivative financial instruments to reduce our foreign exchange exposure. Note 18 (d) to the consolidated financial statements for the year ended December 31, 2022 provides indication of our significant foreign exchange currency exposures as at that date.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. Our financial instruments exposed to interest rate risk are cash and cash equivalents, short-term investments and restricted cash. We believe that the risk that we will realize a loss as a result of the decline in the fair value of our cash equivalents and short-term investments is limited because these investments have short-term maturities and are generally held to maturity. Our capacity to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market. Note 18 (e) to the consolidated financial statements for the year ended December 31, 2022 provides indication of our interest rate exposure as at that date.

We have had no interest rate hedging activities during the current year.

DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. The Chief Executive Officer and the Chief Financial Officer are assisted in this responsibility by our disclosure committee, which is composed of members of senior management. Based on an evaluation of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting (“ICFR”) as such term is defined in Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Management assessed the effectiveness of our ICFR as of December 31, 2022 based on the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, the Chief Executive Officer and the Chief Financial Officer concluded that our ICFR were effective as of December 31, 2022.

In addition, KPMG LLP, the Company's independent registered public accounting firm that audited and reported on our financial statements, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. The report is included on page 2 of the financial statements.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our ICFR during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect our ICFR.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to adopt accounting policies and to make certain judgments, estimates and assumptions that we believe are reasonable based upon the information available at the time these decisions are made. These accounting policies, judgments, estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and cash flows during the reporting periods. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from estimates.

Our significant accounting policies are described in note 3 to the consolidated financial statements for the year ended December 31, 2022. Management considers that the following accounting policies and estimates are more important in assessing, understanding, and evaluating our consolidated financial statements.

Accrued expenses:

The Company records an estimate of accrued expenses for research and development. The period-end process involves assessing the status of research and development activities by analyzing open purchase orders and having discussions with the Company’s personnel and service providers. This information is used to identify services that have been performed and estimate the level of service performed on the Company’s behalf and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. For research and development activities, the majority of service providers invoice the Company in arrears for services performed, either on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments, such that payments to the service providers exceed the level of services provided. This impacts the amount of accrued expenses and prepaid balances related to research and developments costs as of period end. The Company estimates its accrued expenses and prepaid expenses as of each statement of financial position date in its financial statements based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust research and development expenses in subsequent periods.

RISK FACTORS

Investing in our common shares involves a significant amount of risk. You should carefully consider the risks described below. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. These are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also materially and adversely affect us. In such an event, the trading price of our common shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to our “products” or “product candidates” includes a reference to BELLUS Health’s product candidate and future products or product candidates that may be developed.

This MD&A also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this MD&A. See “Forward-Looking Statements” for information relating to these forward-looking statements.

Risks Related to Our Business

We may not be able to maintain our operations and research and development without additional funding, and we may not have access to sufficient capital.

To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes and research tax credits. We have incurred significant operating losses and negative cash flows from operations since inception. As of December 31, 2022, we had available cash, cash equivalents and short-term investments totaling $337.1 million. Based on management’s estimate and current level of operations, we believe that our current cash, cash equivalents and short-term investments, will be sufficient to extend our runway to the second half of 2025 and through expected topline results of both CALM-1 and CALM-2 trials. For the year ended December 31, 2022, cash flows used in operations amounted to $77.1 million (2021 - $61.2 million). We may need to raise additional capital to fund our operations, develop camlipixant (BLU-5937) and prepare for commercialization. Our future capital requirements will be substantial and may increase beyond current expectations depending on many factors, such as the duration, scope, rate of progress, results and costs of any preclinical and non-clinical studies, as well as clinical trials for our current or any future product candidates; unexpected delays or developments in seeking regulatory approvals and the outcome thereof; the time and cost in preparing, filing, prosecuting, maintaining, and enforcing patent claims; other unexpected developments encountered in implementing our business development and commercialization strategies; the outcome of any litigation; and arrangements with collaborators. Further, changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We have based the foregoing estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.

We may seek to raise additional funds through public or private equity or debt financing, collaborations agreements with other companies and/or from other sources. We have no committed source of additional capital and additional funding may not be available on terms that are acceptable to us, or at all. If adequate funding is not available on reasonable terms, we may need to obtain funds on terms less favorable than we would otherwise accept. Our “at-the-market” offering program is not an assured source of raising capital as it is subject to terms and conditions and market demand. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on operations. This could render us more vulnerable to competitive pressures and economic downturns. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of camlipixant or other future product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. If we are unable to obtain sufficient funds in a timely manner, we may be forced to scale back our operating plan; delay or discontinue one or more of our research and development programs; be unable to expand our organization to support our programs; and/or be unable to capitalize on business opportunities as planned. This may negatively impact our business and ability to execute our operating plan.

No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to us. The failure to obtain additional financing on favorable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a history of losses and have not generated any product sales revenue to date. We may never achieve or maintain profitability.

Our product candidate, camlipixant, is still only in clinical development, and as a result, we have not generated any revenues from product sales to date. We have incurred substantial expenses in our efforts to develop camlipixant, and consequently, have generated operating losses each year since our inception. For the years ended December 31, 2022 and 2021, we incurred net losses of US$76.1 million and US$71.2 million, respectively. As of December 31, 2022, we had an accumulated deficit of US$641.8 million. Our losses have adversely affected, and will continue to adversely impact, working capital, total assets, and shareholders’ equity. We do not expect to generate any revenues from product sales in the immediate future. We may never successfully commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss. Our prospects currently depend heavily on the success and market acceptance of camlipixant, which is still in clinical development. We currently have no products for sale and may never be able to successfully develop any products for sale. We currently believe that our growth and future prospects are mainly dependent on the successful development, regulatory approval and commercialization of our product candidate camlipixant, which may never occur. We are focusing our efforts and resources into the development of camlipixant. Our business thus depends on the successful preclinical, non-clinical and clinical development, regulatory approval and commercialization of camlipixant, for which we must conduct additional preclinical and non-clinical studies and clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch. Further development of camlipixant will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales, if approved.

We anticipate that our ability to generate revenues will depend on the commercial success of camlipixant, which will depend upon its market acceptance by purchasers in the pharmaceutical market and the future market demand and medical need for products and research utilizing camlipixant. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. If we are unable to successfully commercialize camlipixant, we may never generate revenues. There is also the risk that the actual market size or opportunity for camlipixant is not certain, particularly with respect to the addressable market for the selected population of high frequency cough patients. For instance, we are not aware of any data that segregates the RCC patient population by cough frequency. Accordingly, while we estimate that there are approximately nine million chronic cough patients in the U.S. who are uncontrolled or have RCC, we are unable to estimate what percentage of this population has a baseline awake cough frequency of at least 25 coughs per hour, which was an inclusion criterion in our Phase 2b SOOTHE clinical trial. If camlipixant reaches commercialization and there is low market demand for camlipixant or the market for camlipixant develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. Failure to gain market acceptance of camlipixant or an incorrect estimate in the nature and size of our market could have a material adverse effect on us.

Macroeconomic pressures in the markets in which we operate, including, but not limited to, the effect of the COVID-19 pandemic and the recent increases in inflation, may alter the ways in which we conduct our business operations and manage our financial resources.

To varying degrees, the ways in which we conduct our business operations and manage our financial capacities are influenced by macroeconomic conditions that affect companies directly involved in or providing services related to the development of pharmaceutical product candidates. For example, real GDP growth, business and investor confidence, the COVID-19 pandemic, inflation, employment levels, oil prices, interest rates, tax rates, availability of consumer and business financing, housing market conditions, foreign currency exchange rate fluctuations, costs for items such as fuel and food and other macroeconomic trends can adversely affect not only our decisions and ability to engage in research and development and clinical trials, but also those of our management, employees, third-party contractors, manufacturers and suppliers, competitors, stockholders and regulatory authorities. In addition, geopolitical issues around the world and how our potential markets are positioned can also impact the macroeconomic conditions and could have a material adverse effect on us.

We rely on third parties to conduct our ongoing non-clinical studies and clinical trials for camlipixant, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for camlipixant.

We have designed the clinical trials for camlipixant. However, we rely on contract research organizations and other third parties to assist in managing, monitoring and otherwise carrying out these trials. We likewise rely on third parties to conduct our ongoing non-clinical studies. We compete with many other companies for the resources of these third parties. The third parties on whom we rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our product candidate. The FDA, the EMA and comparable foreign regulatory authorities require compliance with regulations and standards for designing, conducting, monitoring, recording, analyzing, and reporting the results of non-clinical studies and clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct our non-clinical studies and clinical trials, they are not our employees, and we are responsible for ensuring that each of these non-clinical studies and clinical trials is conducted in accordance with our general investigational plan, protocol and other requirements. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to non-clinical studies or clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with non-clinical studies or clinical trial protocols or meet expected deadlines, the non-clinical studies or clinical trials of camlipixant may not meet regulatory requirements. If non-clinical studies or clinical trials do not meet regulatory requirements or if these third parties need to be replaced, non-clinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of camlipixant on a timely basis or at all.

We rely completely on one third-party contract manufacturer to manufacture the active pharmaceutical ingredient (“API”), for camlipixant, another third-party contract manufacturer to manufacture the final drug product and another third-party contract manufacturer to manufacture the equipment used to measure our primary endpoint, and we intend to rely on third parties to produce non-clinical, clinical and commercial supplies of camlipixant and any other future product candidates.

We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of camlipixant, or any other product candidates we may develop in the future, for use in the conduct of our research and development activities, non-clinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. We currently have the API for camlipixant manufactured by one third-party contract manufacturer and final drug product supplied by another contract manufacturer, and do not currently have backup manufacturing capacity. Additionally, the equipment used to measure our primary endpoint (cough frequency), known as VitaloJAK, is manufactured by one third-party contract manufacturer, without any known alternative manufacturer for such equipment. VitaloJAK is the device used to capture the 24-hour cough frequency data in most cough trials (including Merck’s trial for gefapixant).

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products, equipment and substances necessary for research and development, preclinical studies, clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms.

If any of the third parties with whom we engage, including the China-based third-party contract manufacturer that supplies the API for camlipixant, contract research organizations or other third parties experience shutdowns or other business disruptions, including staffing shortages, production slowdowns or stoppages, or other similar disruptions related to the COVID-19 pandemic or otherwise, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.

Additionally, if our current or future third-party manufacturers do not perform as agreed, experience business disruptions as previously described, or breach or terminate their agreements with us, significant additional time and costs would be required to effect a transition to a new contract manufacturer. If we are unable to retain our current contractors, or are unable to secure arrangements with new contractors to provide manufacturing services in a timely manner and on acceptable terms as needed, it will delay or prevent the development, promotion, marketing, or sale of camlipixant, if approved, or any other future product candidates we may develop, and have a negative effect on our operations and financial condition. Moreover, if a replacement to our current or future contract manufacturers is required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drug products and the need for regulatory compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional costs.

Manufacturing of API and final drug products is complex and requires significant expertise. Difficulties could be encountered in production, particularly in scaling up and validating production. There can be no assurance that contract manufacturers will be successful at scaling up and producing camlipixant with the required quality and in the quantities and timelines that will be needed for clinical and/or commercial purposes. So far, we have produced camlipixant at kilogram scale for use in preclinical and non-clinical studies and clinical trials.

Our reliance on these contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.

We rely on third-party contract manufacturers that are located outside of Canada. As a result, our operations are subject to customary risks related to the import of goods, including fluctuations in the value of currencies, changes in import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The countries from which we import pharmaceutical ingredients may, from time to time, impose new duties, tariffs or other restrictions or adjust presently prevailing duties or tariffs, which could adversely impact our ability to purchase such pharmaceutical ingredients or significantly increase the cost of doing so. The occurrence of any of these risks could delay or prevent the development, promotion, marketing, or sale of camlipixant, if approved, or of any other future product candidates we may develop, and have a negative effect on our operations and financial condition.

The clinical safety and effectiveness of camlipixant have not yet been fully established.

The preclinical toxicology studies and the Phase 1 clinical trials completed to date showed that camlipixant had a favorable tolerability profile, and we believe that the RELIEF Phase 2a clinical data announced in July 2020 and SOOTHE Phase 2b topline clinical data announced in December 2021 support further evaluation of camlipixant in additional clinical trials, including in our Phase 3 clinical program, which has initiated patient screening. However, the long-term clinical safety and effectiveness of camlipixant have to be demonstrated through further non-clinical studies and clinical trials. Additional non-clinical toxicology studies and pharmacology studies are ongoing or in planning. The results of these studies may have an impact on clinical development, the product labeling and/or approval of camlipixant. If these studies or additional future non-clinical or clinical studies call into question the safety or efficacy of camlipixant or any other product candidates we may develop in the future, our business, financial condition, results of operations or prospects could be adversely affected. Even if camlipixant or any other product candidates we may develop in the future successfully complete the clinical trials and receive the regulatory approval necessary to market the product candidates to the public, there is also the risk of unknown side effects, which may not appear until the product candidates are on the market and may result in delay or denial of additional regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect us.

Use of our product candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial potential of a product, if approved, or a product candidate, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events (“AEs”) associated with use of our product candidates. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials, and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects of our product candidates could affect patient recruitment or the ability of enrolled participants to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, prospects, operating results and financial condition significantly.

Moreover, if our product candidates are associated with undesirable side effects in preclinical and non-clinical studies or clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We may also be required to modify or terminate our study plans based on findings in our preclinical and non-clinical studies or clinical trials. AEs that we may observe in our ongoing and future clinical trials of our product candidates could require us to delay, modify or abandon our development plans for the affected product candidate or other product candidates that share properties of the affected product candidate. Many product candidates that initially show promise in early-stage testing may later be found to cause side effects that prevent further development. As we work to advance existing product candidates and to identify new product candidates, we cannot be certain that later testing or trials of product candidates that initially showed promise in early testing will not be found to cause similar or different unacceptable side effects that prevent their further development.

It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, illnesses, injuries, discomforts and other AEs that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects or become more widespread. If such side effects become known later in development or upon approval, such findings may harm our business, prospects, operating results and financial condition significantly.

Additionally, adverse developments in clinical trials of pharmaceutical products conducted by others may cause the FDA or other regulatory oversight bodies to suspend or terminate our clinical trials or to change the requirements for approval of any of our product candidates.

In addition to side effects caused by a product candidate, the administration process or related procedures also can cause adverse side effects. If any such AEs occur, our clinical trials of a product candidate could be suspended or terminated. If we are unable to demonstrate that any AEs were caused by the administration process or related procedures, the FDA, the European Commission, the EMA, or other regulatory authorities could order us to cease further development of, or deny approval of, a product candidate for any or all targeted indications. Even if we can demonstrate that all future serious adverse events (“SAEs”) are not product-related, such occurrences could affect patient recruitment, the ability of enrolled participants to complete the trial, or, if any products are approved, commercial performance. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop any other product candidates, and may harm our business, prospects, operating results and financial condition significantly.

Additionally, if any product candidates receives regulatory approval, the FDA could impose a boxed warning in the labeling of any such product and could require us to adopt a risk evaluation and mitigation strategy (“REMS”), and could apply elements to assure safe use to ensure that the benefits of the product outweigh its risks, which may include, among other things, a Medication Guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners. Furthermore, if we or others later identify undesirable side effects caused by any product candidates, if approved, several potentially significant negative consequences could result, including:

●	regulatory authorities may suspend or withdraw approvals of such product candidate;

●	regulatory authorities may require additional warnings or statements on the labeling;

●	regulatory authorities may refuse to approve label expansion for additional indications of such product candidate;

●	we may be required by the FDA to implement a REMS;

●	we may be required to change the way a product candidate is distributed, administered or conduct additional clinical trials;

●	we may be subject to regulatory investigations and enforcement actions;

●	we may decide to remove such product candidate from the marketplace;

●	we could be sued and held liable for harm caused to patients; and

●	our reputation may suffer.

Any of these occurrences could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and may harm our business, prospects, operating results and financial condition significantly.

Our clinical trials may not yield results that will enable us to obtain regulatory approval for our current or future product candidates.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective to the satisfaction of relevant regulatory authorities. We do not know whether our current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approval or if they will result in marketable products.

Clinical trials are lengthy, complex, costly, and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. The early stage of our product candidate involves risks related to safety, efficacy, drug metabolism, pharmacokinetic profile, tolerability, manufacturing, formulation and distribution, among others. Results attained in preclinical and non-clinical testing and early clinical studies or trials may not be indicative of results that are obtained in later studies. We have suffered, and may suffer further, significant setbacks in advanced clinical trials, even after promising results from earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue the development of a product candidate. For example, we discontinued development of camlipixant for chronic pruritus after the Phase 2a proof-of-concept BLUEPRINT trial did not achieve statistical significance for the primary endpoint of placebo-adjusted reduction in weekly mean Worst Itch-Numeric Rating Scale. Furthermore, actual results may vary once the final and quality-controlled verification of data and analyses has been completed.

The FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials, and we may receive feedback from regulatory authorities that requires us to modify the design of our ongoing or planned clinical trials or conduct additional clinical trials. For example, Merck announced in January 2022 that the FDA had issued a Complete Response Letter (“CRL”) for the gefapixant NDA, requesting additional information related to measurement of efficacy. In March 2020, Merck announced that the 45 mg BID dose of gefapixant had reached statistical significance on the primary efficacy endpoint in both the COUGH-1 and COUGH-2 Phase 3 clinical program. Merck reported in September 2020 that the high dose (45 mg BID dose) of gefapixant achieved a statistically significant result on its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial), measured using an ambulatory digital audio recording device. Merck further clarified in February 2022 that deficiencies identified in the gefapixant CRL related to an algorithm and the underlying methodology used by the audio recording device to assess efficacy. The information Merck publicly disclosed regarding the deficiencies identified in the gefapixant CRL was limited, no definitive conclusions can be inferred as to the full list of deficiencies listed in the CRL. The SOOTHE Phase 2b trial utilized a similar or same primary endpoint measured with the same or a similar ambulatory digital audio recording device and underlying methodology. We have sought and received, and expect to continue to seek and receive, FDA, EMA, MHRA and other regulatory authority feedback regarding the Phase 3 clinical program design, including our expected doses, measurement of efficacy, enrichment strategy, secondary endpoints and validation of the VitaloJAK cough monitoring system for cough frequency measurement in our studied patient population. The design and analysis of our CALM Phase 3 clinical trials is subject to continuing feedback and interactions with the FDA and other regulatory authorities. Moreover, other than in Japan and Switzerland, regulatory authorities such as the FDA, EMA, and MHRA have not approved therapies to treat RCC and therefore the regulatory pathway and conditions for approval for RCC therapies are uncertain. For example, the VitaloJAK cough monitoring system has been used in most cough trials. We conducted validation work with VitaloJAK comparing compressed vs. non-compressed recordings in a cohort of 45 SOOTHE Phase 2b trial participants. In November 2022, we announced that the results showed a sensitivity of 98.7%, with no systematic error observed. We submitted the validation protocol and statistical analysis plan to the FDA in the fourth quarter of 2022. The FDA or other relevant regulatory bodies may require that we undertake additional efforts to validate our use of the VitaloJAK cough monitoring system. This could delay our clinical development and require that we conduct additional non-clinical studies or clinical trials. If we fail to adequately demonstrate a positive benefit/risk ratio based on safety and efficacy of camlipixant, we will not be able to obtain the regulatory approval to commercialize the product candidate.

Clinical trials are subject to continuing oversight by regulatory authorities and institutional review boards or ethics committees, and must meet the requirements of these authorities, including requirements for informed consent and requirements for good clinical practices; if these requirements are not met, we may not be granted regulatory authority approval to conduct clinical trials.

We rely on third parties, including contract research organizations and outside consultants, to assist in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fail to perform with the speed and level of competence expected. If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of the clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we encounter difficulties enrolling participants in clinical trials, the trials could be delayed or otherwise adversely affected.

Clinical trials for product candidates require us or third parties we contract with to identify and enroll a large number of participants with the disorder under investigation. We or the third parties we contract with may not be able to enroll a sufficient number of participants to complete clinical trials in a timely manner. Participant enrollment is a function of many factors, including the following: design of the protocol, size of the patient population, eligibility criteria for the trial in question, perceived risks and benefits of the drug under study, availability of competing therapies, clinical trials for other investigational products that seek to enroll the same participants, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, and availability of clinical trial sites. If we or the third parties we contract with have difficulty enrolling a sufficient number of participants to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

The outcome of preclinical and non-clinical studies and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials.

The outcome of preclinical and non-clinical testing and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials. Camlipixant and any other product candidates we may develop may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical and non-clinical studies or having successfully advanced through initial clinical trials. Numerous companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials even after achieving promising results in preclinical and non-clinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical, non-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical and nonclinical studies, as well as clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any product candidate to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of any other product candidates then under development and/or cause applicable regulatory authorities to require additional testing before approving any other product candidates.

Interim topline and preliminary results from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, we may publish interim, topline or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary or topline data we previously published. As a result, interim, topline and preliminary data should be viewed with caution until the final data are available. Differences between preliminary, topline or interim data and final data could significantly harm our business prospects and may cause the trading price of our common shares to fluctuate significantly.

Even if we obtain FDA approval for camlipixant in the United States, we may never obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize its full market potential.

In order to market products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, the clinical standards of care may differ significantly such that clinical trials conducted in one country may not be accepted by healthcare providers, third-party payers or regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional drug testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional preclinical or non-clinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products, if approved, in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approval in international markets is delayed, our target market will be reduced and our ability to realize the full market potential of any drug we develop will be unrealized.

Even if we or any future partners obtain regulatory approval for our product candidates, we will be subject to ongoing regulatory authority oversight.

Even if regulatory authorities grant regulatory approval for camlipixant or any future product candidate we may develop, the manufacturing, marketing, and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be costly and consume substantial financial and management resources. For example, an approval for a product may be conditioned on conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the drug demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval. Additionally, under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), sponsors of approved drugs and biologics must provide six months’ notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product’s ability to be marketed. Similarly, even if we successfully complete clinical trials, regulatory authorities might require additional studies or approve a more restrictive label than we expect, which may limit or frustrate the commercial opportunity of our product candidates. For instance, our Phase 2b SOOTHE clinical trial had an inclusion criterion of a baseline awake cough frequency of ≥ 25 coughs per hour and we will also use an enrichment strategy based on cough frequency at baseline in our Phase 3 clinical program. Even if these clinical trials and future clinical trials are successful, as a result of our enrichment strategy, regulatory authorities may require additional studies or limit the breadth of our label, if approved.

We and our contract manufacturers are required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of product candidates. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be inspected before they can be used in the commercial manufacturing of products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States.

If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions, including fines, drug recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approval, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing, or sale of our products.

In addition, we are currently or will in the future be subject to healthcare regulation and enforcement by the federal government and the states in which we will conduct our business once our product candidates are approved by the FDA and commercialized in the United States. In addition to the FDA’s restrictions on marketing of pharmaceutical products, the healthcare laws and regulations that may affect our ability to operate include: the federal fraud and abuse laws, including the federal anti-kickback and false claims laws; federal data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. These laws may adversely affect our sales, marketing and other activities with respect to any product candidate for which we receive approval to market in the United States by imposing administrative and compliance burdens on us.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities, particularly any sales and marketing activities after a product candidate has been approved for marketing in the United States, could be subject to legal challenge and enforcement actions. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may not achieve our projected development goals in the announced and expected time frames.

From time to time, we set goals for and make public statements regarding the expectations for and timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, expected results, anticipated regulatory submission and approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, feedback from regulatory authorities, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize products. There can be no assurance that our clinical trials will be initiated, conducted as planned or completed, that we will make regulatory submissions or receive marketing authorization as planned, or that we will be able to adhere to our current schedule for the launch of camlipixant or any other future product candidates we may develop. If we fail to achieve one or more of these milestones as planned, the price of our common shares would likely be adversely affected.

If we or our partners fail to obtain and maintain acceptable prices, coverage or adequate reimbursement for our products, our ability to generate revenues will be diminished.

Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. We cannot accurately estimate the potential revenue from our product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from third-party payors is critical to new product acceptance.

Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Even if we obtain coverage for a given product, third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors and reduce the willingness of physicians to use our product candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. Increased efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidate. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in Europe, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. We expect downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

The advancement of healthcare reform may negatively impact our ability to sell our product candidates, if approved, profitably.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our product candidates, if approved, profitably.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical and biologics pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in various congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. The Inflation Reduction Act of 2022, or IRA includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The effects of the IRA on our business and the healthcare industry in general is not yet known.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. Federal Government will pay for healthcare drugs and services, which could result in reduced demand for our drug candidates or additional pricing pressures. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

Our relationships with customers, physicians, including clinical investigators, clinical research organizations and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, transparency laws, government price reporting and other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners, vendors, or other agents violate these laws, we could face substantial penalties.

These laws may impact, among other things, our clinical research program, as well as our proposed and future sales, marketing, and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. We may also be subject to federal, state and foreign laws governing the privacy and security of identifiable patient information.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, or our arrangements with physicians, could be subject to challenge under one or more of such laws. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we may be subject to investigations, enforcement actions and/or significant penalties.

We have adopted a code of ethics, but it is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending themselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Competition in the biopharmaceutical industry is intense, and development by other companies could render our product candidate or any future product candidates or technologies non-competitive.

The biopharmaceutical industry is intensely competitive and is subject to rapid and significant change. We face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. We consider our primary competitors to be those companies that are developing products specifically to treat RCC and those companies that develop products that, when approved, could be used off label to treat RCC. There are multiple companies developing products at varying stages of development specifically intended to treat RCC including Merck & Co., Evotec SE, Shionogi Inc., Hansoh Pharma Group Ltd and Createrna Science and Technology Ltd, some of which have substantially greater product development capabilities and financial, scientific, marketing, and human resources than us.

Certain of these companies have announced topline data in mid-to-late-stage clinical trials of their product candidates, and such product candidates may be more advanced in development than camlipixant or have shown or show in the future comparable or superior efficacy, safety and/or tolerability data as compared to camlipixant. See “Competitive Landscape” in this MD&A. Even if camlipixant successfully completes clinical trials and is granted regulatory approval by regulatory authorities, it may not be able to achieve a degree of market acceptance necessary for commercial success if other treatments demonstrate superior efficacy, safety, tolerability, ease of administration and/or cost-effectiveness.

We may not obtain adequate protection for our products through our intellectual property. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks, and other intellectual property rights.

Our success, competitive position and future revenues with respect to these product candidates will depend, in part, on our ability to protect our intellectual property. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary position by maintaining trade secrets and by filing U.S. and foreign patent applications related to our licensed technology, inventions and improvements that are important to the development of our business. Our failure to do so may adversely affect our business and competitive position.

The patent positions of pharmaceutical and biopharmaceutical firms, including ours, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. We may not be able to protect our intellectual property rights throughout the world. Our patents may be challenged by third parties in patent litigation. In addition, it is possible that third parties with drugs that are very similar to ours will circumvent our patents by means of alternate designs or processes. For instance, a PCT application was filed in China in December 2019, claiming an earliest priority of December 2018, describing and claiming compounds bearing structural similarities to camlipixant, including a compound potentially useful as an intermediate in the synthesis of camlipixant. We may have to rely on method of use protection for our compounds in development and any resulting drugs, which may not confer the same level of protection as protection of our compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There may also be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or drug would be found by a court to infringe our patents.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Patent applications relating to or affecting our business may have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents, or patent applications, and such conflict could reduce the scope of patent protection that we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside of the United States. In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We may obtain the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of investment in that program. As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing on the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are, in some cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our drug infringes.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We believe that camlipixant does not infringe any valid claim of these patents, although there can be no assurances of this. In the event of an infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of drugs or lead to prohibition of the manufacture or sale of drugs by us.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

Third parties may assert patent or other intellectual property infringement claims against us or our other licensors arising from the manufacture, use, or sale of our current or future product candidates. An unfavorable outcome could result in loss of patent rights and require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may become involved in lawsuits or other proceedings to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office (“USPTO”), or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. The validity of our current or future patents or patent applications or those of our licensors may also be challenged in interference or derivation proceedings, opposition, post grant review, inter partes review, or other similar enforcement and revocation proceedings, provoked by third parties or brought by us. Our patents could be found invalid, unenforceable, or their scope significantly reduced.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, post-grant proceedings such as inter partes review or opposition, or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares. We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor.

For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We employ an outside firm and rely on our outside counsel to pay these fees due to patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

The market price of our common shares experiences a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally and the short-term effect of a number of possible events.

We are a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for our common shares may experience a high level of volatility. During the 12-month period ended on the date of this MD&A, our common shares traded between CAD$6.30 and CAD$16.24 per share on the TSX and between US$4.98 and US$12.69 per share on Nasdaq.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares, including, among other things, the following: (1) clinical and regulatory developments regarding our product candidate and those of our competitors; (2) arrangements or strategic partnerships by our competitors; (3) other announcements by us or our competitors regarding technological, drug development, sales, or other matters; (4) patent or other intellectual property achievements or adverse developments; (5) arrivals or departures of key personnel; (6) changes in financial estimates and recommendations by securities analysts; (7) government regulatory action affecting our product candidate and our competitors’ products in the United States, Canada, and foreign countries; (8) actual or anticipated fluctuations in revenues or expenses; (9) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; (10) failure to enter into favorable third-party manufacturing agreements; (11) events related to threatened, new, or existing litigation; (12) economic conditions in the United States, Canada, or abroad; (13) purchases or sales of blocks of our securities; (14) difficulties in our ability to obtain additional financing; (15) the spread of infectious disease, including the ongoing COVID-19 pandemic; and (16) military conflicts, including the conflict between Russia and Ukraine declared in February 2022.

The listing of our common shares on Nasdaq may increase share price volatility due to various factors, including that the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common shares, regardless of our operating performance. In addition, sales of substantial amounts of our common shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of our common shares to be adversely affected.

These factors, among others, could depress the trading price of our securities. Because we may experience high volatility in our common shares, individuals or entities should not invest in our common shares unless prepared to absorb a significant loss of capital. At any given time, investors may not be able to sell their shares at a price that is acceptable or at all. The market liquidity for our stock is low. While a more active trading market may develop in the future, the limited market liquidity for our common shares may affect an investor’s ability to sell at a price that is satisfactory to them or at all.

We do not expect to pay any cash dividends for the foreseeable future.

Investors should not rely on an investment in our common shares to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover our company downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our share price and trading volume to decline.

We would not be able to successfully commercialize product candidates, if approved, if we are unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties, including entering into collaborations with partners, for such purposes.

In order to commercialize our product candidates, if approved, successfully, we could, on a product-by-product basis, either develop internal sales, marketing, and distribution capabilities or make arrangements with third parties, including entering into collaborations with partners, to perform some or all of these services. We currently have no marketing capabilities and sales force. To the extent that we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed our cost effectiveness. In addition, in marketing our drugs, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms. We could rely on third parties to market and sell our products in certain territories, rather than establishing an internal sales force. When we contract with third parties, including entering into collaborations with partners, for the sale and marketing of our products, revenues depend upon the efforts of these third parties, which may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition, results of operations and prospects will be materially adversely affected.

We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.

We are highly dependent on our management and staff; the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and other personnel is critical to our success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition. We do not maintain “key person” insurance for any of our key personnel.

We are subject to the risk of product liability claims, for which we may not have, or may not be able to obtain, adequate insurance coverage. We may also be and have been in the past subject to legal and administrative proceedings and litigations other than product liability lawsuits, which could materially harm our business and ability to conduct our clinical trials and fund our operations.

Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in the clinical trials who may suffer unintended consequences. Claims might be made directly by consumers, patients, healthcare providers, or pharmaceutical companies or others selling or consuming any of our products, if approved. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses. Without sufficient coverage, any claim brought against us could have a materially adverse effect on our business, financial condition, results of operations or prospects.

We may also be and have been subject to legal and administrative proceedings and litigations other than product liability lawsuits, including matters such as our ongoing securities litigation, and any unfavorable outcomes in such proceedings could materially harm our business and ability to conduct our clinical trials and fund our operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make, or may be required to make, changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies like us, and insurance costs are increasing as a result of this uncertainty.

We may incur losses associated with foreign currency fluctuations.

Effective January 1, 2020, we adopted the United States dollar as our functional and reporting currency. Prior to that date, our functional and reporting currency was the Canadian dollar. Our operations are, in some instances, conducted in currencies other than the U.S. dollar (principally in Canadian dollars) and a portion of our net monetary assets is denominated in other currencies (principally in Canadian dollars). Inflation in the United States, which has been at historically high levels since the second half of 2021, may have the effect of increasing the U.S. dollar cost of our operations. If the U.S. dollar declines in value in relation to the Canadian dollar or other currencies, it will become more expensive for us to fund our operations. Similarly, fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses.

We may incur losses due to adverse decisions by tax authorities.

Our income tax reporting is subject to audit by tax authorities. The effective tax rate may change from year to year based on the mix of income; non-deductible expenses; changes in tax law; and changes in the estimated values of future income tax assets and liabilities.

We may enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments in determining our consolidated tax provision. In addition, we apply for numerous tax credits that play an important role in our financial planning and we are not certain that the tax authorities will grant them. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the consolidated tax provisions and accruals. This could result in a material effect on our consolidated research tax credits, income tax provision, financial position and the net income/loss for the period in which such determinations are made.

We are subject to taxation in Canada and were subject to taxation in certain foreign jurisdictions prior to the corporate reorganization. Our effective tax rate and tax liability are determined by a number of factors, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds to and repatriate funds from our subsidiaries and future changes in laws. An adverse interpretation or ruling by one of the taxing authorities in a jurisdiction in which we operate or a change in law could increase our tax liability or result in the imposition of penalty payments, which could adversely impact our operating results.

If we are a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, the consequences to U.S. holders of our common shares may be adverse.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a PFIC in respect of any taxable year in which either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, if we directly or indirectly own at least 25% by value of the shares of another corporation, we will be treated as if we held our proportionate share of the assets and received directly our proportionate share of the income of such other corporation. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of our income, the relative value of our active and passive assets, and our market capitalization. For this purpose, our PFIC status depends in part on the application of complex rules, which may be subject to differing interpretations, relating to the classification of our income and assets. Based on our interpretation of the law, our recent financial statements, and taking into account expectations about our income, assets and activities, we believe that we were a PFIC for the taxable year ended December 31, 2021, and expect that we will be a PFIC for the current taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Certain Material United States Federal Income Tax Considerations for U.S. Holders”) holds our common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. In certain circumstances, a U.S. Holder may alleviate some of the adverse tax consequences attributable to PFIC status by making either a “qualified electing fund” (“QEF”) election (subject to the provision of certain information necessary for U.S. Holders to make a QEF Election) or a mark-to-market election (if our common shares constitute “marketable” securities under the Code).

The COVID-19 pandemic could adversely impact our business and operations, including clinical trials.

In December 2019, a novel strain of coronavirus known as “COVID-19” surfaced in Wuhan, China and rapidly spread around the world. In March 2020, COVID-19 was declared a global pandemic by the World Health Organization.

As a result of the COVID-19 pandemic, the extent and length of which is uncertain, we have developed and implemented additional clinical study policies and procedures designed to help protect study participants from COVID-19 while maintaining study integrity and execution such as following public health recommendations at all study sites, remote monitoring of participants and clinical sites, and measures to ensure that data from clinical studies that may be disrupted as a result of the pandemic are collected pursuant to the study protocol and consistent with good clinical practices. Missed scheduled site visits, interruption in study drug supply, or other factors that may result in incomplete data being generated during a study as a result of the pandemic will be adequately documented and justified. Notwithstanding the foregoing, while we have such policies and procedures in place, we cannot ensure that they will be effective and as such, the COVID-19 pandemic could adversely impact our ongoing and future clinical trials, which could adversely impact our business and operations. For example, the Phase 2 RELIEF clinical trial of camlipixant for the treatment of RCC was prematurely completed due to the disruptions caused by COVID-19 and particularly the impact of COVID-19 on conducting clinical trial activities and performing site visits. As a result, 13 participants discontinued the trial due to COVID-19 with 52 participants having completed dosing out of 68 randomized participants. Three participants discontinued the trial due to reasons that were not related to COVID-19 or camlipixant.

The COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain, such as the duration of the pandemic, the emergence of variants of COVID-19, such as the Delta or Omicron variants, travel restrictions and other public health measures, business closures or business disruptions, and the availability and effectiveness of vaccination and treatments for the disease.

We cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19 or the impact of the vaccines that are now accessible or will be made accessible in Canada, the United States and in other countries, but if we or any of the third parties with whom we engage, including the suppliers, regulators, contract research organizations and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. If the COVID-19 pandemic increases in severity and results in expanded or prolonged travel, commercial or other similar restrictions, we could experience supply, logistics or other disruptions, which could have a negative impact on our ability to conduct research and development (including clinical trials) or commercialize products. As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business and clinical trials, including:

●	delays or difficulties enrolling and retaining participants in clinical trials, which may be exacerbated by the fact that coughing, a hallmark of RCC, and taste disturbance, a potential side effect of P2X3 receptor antagonists, are both common COVID-19 symptoms;

●	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical staff and clinical site investigators;

●	interruption of key clinical trial activities, such as clinical trial site data monitoring, or interruption of clinical trial procedures; which may impact the integrity of our clinical data, interim analysis and clinical study endpoints;

●	diversion of healthcare resources at our clinical trial sites, which may cause significant delay in completing clinical trials;

●	limitations on the quality, completeness and interpretability of data we are able to collect from clinical trial sites;

●	interruption or delays in the operations of regulatory authorities, which may in turn impact approval timelines;

●	interruption or delays in the operations of our suppliers of components or raw materials, such as the China-based third-party contract manufacturer that supplies the API for camlipixant, contract research organizations and other third parties as a result of staffing shortages, production slowdowns or stoppages, or other similar disruptions caused by the pandemic;

●	inability to raise additional capital to finance our business plans on attractive terms due to market conditions and volatility;

●	limitations in resources, including our employees, that may be restricted due to sickness requirements to avoid contact with large groups of people or limitations on movement or access to our facility as a result of government-imposed “shelter in place” or other reasons affecting access and ability to work;

●	changes in local regulations related to responses to the COVID-19 pandemic may require us to change the way we conduct our ongoing clinical trials, which may result in additional costs or disruptions to our clinical trials; and

●	refusal of the FDA or EMA to accept clinical trial data from clinical trials affected by the COVID-19 pandemic.

Depending on its duration and severity, the COVID-19 pandemic may also have the effect of heightening other risks described in the “Risk Factors” section of this MD&A.

Changes in funding for, or disruptions to the operations of, the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products or take action with respect to other regulatory matters can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved, or for other actions to be taken, by relevant government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

In addition, since March 2020, when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume pre-pandemic levels of inspection activities, including routine surveillance, bioresearch monitoring and pre-approval inspections. Should the FDA determine that an inspection is necessary for approval of a marketing application and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the FDA has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or disruption to the operations of the FDA occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Similarly, a prolonged government shutdown or disruption to the operations of the USPTO could prevent the timely review of our patent applications, which could delay the issuance of any U.S. patents to which we might otherwise be entitled. Future government shutdowns and similar events could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our internal computer systems, or those used by our contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our third parties on which we rely, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.

The biopharmaceutical industry is subject to rapid technological change, which could affect the commercial viability of our products.

The biopharmaceutical industry is subject to rapid and significant technological change. Research, discoveries or inventions by others may result in medical insights or breakthroughs which render our products less competitive or even obsolete. Furthermore, there may be breakthroughs of new biopharmaceutical technologies which may become superior to ours that may result in the loss of our commercial advantage. Our future success will, in part, depend on our ability to, among others:

●	develop or license new technologies that address the changing needs of the medical community; and

●	respond to technological advances and changing industry standards and practices in a cost-effective and timely manner.

Developing technology entails significant technical and business risks and substantial costs. We cannot assure you that we will be able to utilize new technologies effectively or that we will be able to adapt our existing technologies to changing industry standards in a timely or cost-effective manner, or at all. If we are unable to keep up with advancements in technology, our business, financial conditions and results of operations could be materially adversely affected.

We incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.

As a public company, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act, we will incur significant legal, accounting and other expenses that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC, and Nasdaq, impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations under Canadian securities laws, as well as our obligations in the United States. We ceased being an emerging growth company effective January 1, 2023.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. We therefore required an audit report on ICFR for the year ended December 31, 2022. To achieve compliance with Section 404, we document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and to continue to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented. Despite our efforts, there is a risk that neither us nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities required for public company more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Being a public company in the United States and complying with applicable rules and regulations makes it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

As a foreign private issuer under applicable U.S. federal securities laws, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the common shares are owned of record in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we maintain a minimal deposit (0.4% of our total cash, cash equivalents and short-term investments including FDIC insured amount as of March 12, 2023) with SVB and are not a borrower or party to any such other instruments with SVB, Signature or any other financial institution currently in receivership, if any of our lenders or counterparties to any such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the Company, the financial institutions with which the Company has credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which the Company has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

•	Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

•	Delayed or lost access to, or reductions in borrowings available under revolving existing credit facilities or other working capital sources and/or delays, inability or reductions in the company’s ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;

•	Potential or actual breach of contractual obligations that require the Company to maintain letters of credit or other credit support arrangements;

•	Potential or actual breach of financial covenants in our credit agreements or credit arrangements;

•	Potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements; or

•	Termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our customers or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a customer may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a customer or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on the Company, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any customer or supplier bankruptcy or insolvency, or the failure of any customer to make payments when due, or any breach or default by a customer or supplier, or the loss of any significant supplier relationships, could result in material losses to the Company and may have a material adverse impact on our business.

Consolidated Financial Statements of

BELLUS HEALTH INC.

Years ended December 31, 2022 and 2021
(In thousands of United States dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of BELLUS Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BELLUS Health Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2022 and 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the financial performance and its cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of accrued or prepaid expenses for research and development

As discussed in Note 2(d)(i) to the consolidated financial statements, the Company records an estimate of accrued expenses for research and development activities. As at December 31, 2022, accrued expenses for research and development activities amount to $4,563 and prepaid expenses for research and development activities total $13,998. The majority of service providers invoice the Company in arrears for services performed, either on a pre-determined schedule or when contractual milestones are met. However, some service providers require advanced payments such that payments to the service providers exceed the level of services provided. This impacts the amount of accrued expenses and prepaid balances related to research and developments costs as of period end. The period-end evaluation process involves assessing the status of research and development activities by analyzing open purchase orders, discussions with Company personnel, and communicating with service providers. This information is used to identify services performed and estimate the level of service performed on the Company’s behalf and the associated cost incurred for the service, when the Company has not otherwise been notified of the actual cost. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust research and development expenses in subsequent periods.

We identified the evaluation of accrued and prepaid expenses incurred for research and development as a critical audit matter. Subjective auditor judgment was required to evaluate the Company’s assessment of the status of research and development activities, specifically, the period over which services were performed and the level of effort expended in the period.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the research and development activities process. This included controls related to the assessment of the period over which services were performed and the level of effort expended in the period. For a selection of research and development purchase orders, we evaluated the period over which services were performed and the level of effort expended by (1) inspecting executed contracts and change orders, if any, including timelines and budgets, (2) inspecting correspondence between the Company and its suppliers, and (3) inquiring of Company personnel responsible for overseeing the respective research and development activities. We compared these results to the information used in the Company’s estimate of accrued expenses incurred to date.

We have served as the Company’s auditor since 1995.

/s/ KPMG LLP

Montréal, Québec
March 23, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of BELLUS Health Inc.

Opinion on Internal Control Over Financial Reporting

We have audited BELLUS Health Inc.’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of loss and other comprehensive loss,changes in shareholders’ equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 23, 2023 expressed an unqualified opinion on those consolidated financial statements

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting in Management’s Discussion and Analyis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Montréal, Québec
March 23, 2023

Bellus health INC.

Consolidated Financial Statements

Years ended December 31, 2022 and 2021

bellus health INC.

Consolidated Statements of Financial Position

December 31, 2022, December 31, 2021

(In thousands of United States dollars)

	December 31,	December 31,
	2022	2021
Assets

Current assets:
Cash and cash equivalents (note 4)	$87,250	$150,078
Short-term investments (note 4)	249,807	98,728
Trade and other receivables	663	369
Research tax credit receivable	980	1,000
Prepaid expenses and other assets (note 5)	17,193	8,029
Total current assets	355,893	258,204

Non-current assets:
Right-of-use asset (note 6)	1,306	853
Other assets	340	218
Deferred tax asset (note 12)	181	220
In-process research and development asset (note 7)	50,100	50,100
Total non-current assets	51,927	51,391
Total Assets	$407,820	$309,595

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables (note 8)	$15,525	$16,674
Current income tax liabilities (note 12)	—	21
Lease liability (note 6)	351	254
Total current liabilities	15,876	16,949

Non-current liabilities:
Lease liability (note 6)	932	617
Total non-current liabilities	932	617
Total Liabilities	16,808	17,566

Shareholders’ equity:
Share capital (note 9 (a))	977,320	799,391
Other equity (notes 9 (b) (i) and (ii))	46,232	37,664
Deficit	(641,838)	(554,324)
Accumulated other comprehensive income	9,298	9,298
Total Shareholders’ Equity	391,012	292,029
Commitments and contingencies (note 14)
Subsequent event (note 19)
Total Liabilities and Shareholders’ Equity	$407,820	$309,595

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

(Signed) Pierre Larochelle	(Signed) Franklin M. Berger
Director	Director

bellus health INC.

Consolidated Statements of Loss and Other Comprehensive Loss

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data)

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Revenues	$16	16

Expenses:
Research and development	58,894	59,791
Research tax credits	(491)	(754)
	58,403	59,037

General and administrative	19,496	14,263
Total operating expenses	77,899	73,300
Loss from operating activities	(77,883)	(73,284)

Finance income	5,083	1,916
Finance costs	(3,220)	(55)
Net finance income (note 11)	1,863	1,861
Loss before income taxes	(76,020)	(71,423)
Income tax expense (recovery) (note 12)	60	(199)
Net loss and total comprehensive loss for the year	$(76,080)	$(71,224)

Loss per share (note 13)
Basic and diluted	$(0.66)	$(0.90)

See accompanying notes to consolidated financial statements.

bellus health INC.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2022 and 2021

(in thousands of United States dollars)

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 9 (a))
Balance, December 31, 2021	$799,391	$37,664	$(554,324)	$9,298	$292,029

Net loss and total comprehensive loss for the year	—	—	(76,080)	—	(76,080)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in connection with the 2022 Offering (note 9 (a))	175,950	—	(11,434)	—	164,516

Issued upon stock options exercise (note 9 (b) (i))	1,979	(1,852)	—	—	127

Stock-based compensation (note 9 (b) (i))	—	10,420	—	—	10,420

Balance, December 31, 2022	$977,320	$46,232	$(641,838)	$9,298	$391,012

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 9 (a))
Balance, December 31, 2020	$575,286	$31,360	$(468,829)	$9,298	$147,115

Net loss and total comprehensive loss for the year	—	—	(71,224)	—	(71,224)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in connection with the 2021 Offering (note 9 (a))	224,000	—	(14,271)	—	209,729

Issued upon stock options exercise (note 9 (b) (i))	105	(49)	—	—	56

Stock-based compensation (note 9 (b) (i))	—	6,353	—	—	6,353

Balance, December 31, 2021	$799,391	$37,664	$(554,324)	$9,298	$292,029

See accompanying notes to consolidated financial statements.

bellus health INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2022 and 2021

(in thousands of United States dollars)

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Cash flows from (used in) operating activities:
Net loss for the year	$(76,080)	$(71,224)
Adjustments for:
Depreciation (note 6)	305	193
Stock-based compensation	10,420	6,353
Net finance income, excluding realized effect of foreign exchange on operating assets and liabilities	(2,034)	(1,861)
Other items	7	21
Changes in operating assets and liabilities
Trade and other receivables	(323)	(50)
Research tax credits receivable	(48)	(265)
Prepaid expenses and other assets	(9,169)	(4,441)
Deferred tax asset	39	(220)
Trade and other payables	(192)	10,258
Current income tax liabilities	(21)	21
	(77,096)	(61,215)

Cash flows from (used in) financing activities:
Issuance of common shares through 2022 Offering, net of share issue costs	164,516	—
Issuance of common shares through 2021 Offering, net of share issue costs	(771)	210,466
Issuance of common shares – Proceeds received from exercise of stock options	127	56
Payment of deferred financing costs	(393)	(431)
Lease liability – principal repayments	(331)	(209)
Interest paid	(37)	(26)
	163,111	209,856

Cash flows from (used in) investing activities:
Purchases of short-term investments	(267,328)	(97,887)
Sales of short-term investments	117,460	49,389
Interest received	1,600	270
	(148,268)	(48,228)
Net (decrease) increase in cash and cash equivalents	(62,253)	100,413
Cash and cash equivalents, beginning of year	150,078	48,889
Effect of foreign exchange on cash and cash equivalents	(575)	776

Cash and cash equivalents, end of year	$87,250	$150,078

Supplemental cash flow disclosure:
Non-cash transactions:
Share issue costs related to equity offerings, in Trade and other payables	$—	$737
Deferred financing costs, in Trade and other payables	125	142
Ascribed value related to issuance of common shares upon stock options exercise (note 9 (b) (i))	1,852	49
Value of DSUs in prepaid expenses and other assets (note 9 (b) (ii))	92	103

See accompanying notes to consolidated financial statements.

bellus health INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

1.	Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company working to better the lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of refractory chronic cough (“RCC”). Camlipixant is a highly selective second-generation antagonist of the P2X3 receptor, a clinically validated target to treat cough hypersensitivity. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, Canada H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol BLU.

The Company is subject to a number of risks, including risks associated with the conduct of its product candidate’s development programs and results, the establishment of strategic alliances and the successful development of new product candidates and their marketing. The Company has incurred significant operating losses and negative cash flows from operations since inception. To date, the Company has financed its operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, asset sales and the proceeds from research tax credits, and will require additional financing in the future. The ability of the Company to ultimately achieve future profitable operations is dependent upon the successful development of its product candidates obtaining regulatory approval in various jurisdictions and successful sale or commercialization of the Company’s products and technologies, which is dependent on a number of factors outside of the Company’s control.

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the year ended December 31, 2022 were approved by the Board of Directors on March 23, 2023.

The financial statements have been prepared on an historical cost basis, except for certain of the Company’s accounting policies and disclosures that require the determination of fair value, namely:

•	Liabilities related to cash-settled share-based arrangements and stock-based compensation, which are measured at fair value on grant date pursuant to IFRS 2, Share-based payments.

•	Lease liabilities, which are initially measured at the present value of minimum lease payments.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(b)	Basis of measurement:

In establishing the fair value, the Company uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

(c)	Functional and presentation currency:

Items included in the consolidated financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency for all years presented.

(d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

A critical judgment in applying accounting policies that has the most significant effect on the amounts recognized in the consolidated financial statements relates to the use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment is included within the following notes and is described below:

(i)	Estimate of prepaid expenses or accrued expenses for research and development:

The Company records an estimate of accrued expenses for research and development. The period-end process involves assessing the status of research and development activities by analyzing open purchase orders and having discussions with the Company’s personnel and service providers. This information is used to identify services that have been performed and estimate the level of service performed on the Company’s behalf and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost.

For research and development activities, the majority of service providers invoice the Company in arrears for services performed, either on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments, such that payments to the service providers exceed the level of services provided. This impacts the amount of accrued expenses and prepaid balances related to research and developments costs as of period end.

The Company estimates its accrued expenses and prepaid expenses as of each statement of financial position date in its financial statements based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust research and development expenses in subsequent periods.

Other areas requiring the use of management estimates and judgements include assessing the recoverability of research tax credits, estimating the recoverable amount of the in-process research and development asset related to BLU-5937 for the purpose of the annual impairment test as well as estimating the initial fair value of equity-classified stock-based compensation. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they are made and in future periods affected.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

Subsidiaries are entities controlled by BELLUS Health Inc. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash, cash equivalents and short-term investments:

The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents. Investments with maturities greater than three months and less than one year are presented as short-term investments in the consolidated statement of financial position.

(c)	Revenue recognition:

Revenue from contracts with customers is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. A company recognizes revenue when it transfers control of a product or service to a customer. The Company does not have any revenue from contracts with customers.

Revenue from other contracts may be derived from development and other services provided by the Company. Revenue from contracted services is recognized over time as the contracted services are performed.

Consideration received from other contracts may also include amounts received as licensing fees, costs reimbursements, sales-based royalty payments, upfront payments and regulatory and sales-based milestone payments for specific achievements. Revenue is recognized in income only when conditions and events under the contract have been met or occurred and it is probable that the Company will collect the consideration to which it is entitled.

(d)	Research and development:

Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's development programs. Overhead expenses comprise general and administrative support provided to the development programs and involve costs associated with support activities.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(d)	Research and development (continued):

Research expenditures undertaken with the prospect of gaining new scientific or technical knowledge are expensed as incurred. Development expenditures are deferred when they meet the criteria for capitalization in accordance with IFRS, and the future benefits could be regarded as being reasonably certain. The criteria to be fulfilled in order to capitalize development costs are if such costs can be measured reliably, if the product or process is technically and commercially feasible, if future economic benefits are probable and if the Company intends to and has sufficient resources to complete the development and to use or sell the asset. As at December 31, 2022 and 2021, no development costs were deferred.

(e)	In-process research and development asset:

The in-process research and development (“IPR&D”) asset is accounted for as an indefinite-lived intangible asset until the project is completed or abandoned, at which point it will be amortized or impaired, respectively. Subsequent research and development costs associated with the IPR&D asset are accounted for consistent with the research and development policy in note 3 (d).

The Company assesses at each reporting date whether there is an indication that the asset may be impaired. Irrespective of whether there is any indication of impairment, the IPR&D asset is tested for impairment annually by comparing its carrying amount with its recoverable amount.

The asset’s recoverable amount is the greater of its fair value less costs to sell (“FVLCS”) and its value in use. Management uses the Company’s share price at reporting date in its estimate of the FVLCS as it operates as one cash-generating unit. If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in income. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, had no impairment loss been recognized for the asset in prior years.

(f)	Government assistance:

Government assistance, consisting of research tax credits, is recorded as a reduction of the related expense. Research tax credits are recognized when management determines that there is reasonable assurance that the tax credits will be received. Research tax credits claimed for the current and prior years are subject to government review and approval which could result in adjustments to amounts recognized by the Company. Adjustments from tax authorities, if any, would be recognized in the period of revision.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(g)	Foreign exchange:

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the transaction. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are recognized in income.

(h)	Income taxes:

Deferred tax is recognized for temporary differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities and is recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(j)	Leases:

The Company is a lessee for a number of leases. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(j)	Leases (continued):

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for its leases of property, the Company has elected not to separate non-lease components and accounts for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made (measured at amortised cost using the effective interest method). It is remeasured if there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(k)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of dilutive stock options and broker warrants. The number of additional shares is calculated by assuming that outstanding stock options and broker warrants were exercised, and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(l)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment arrangements:

The Company follows the fair value-based method to account for stock options granted to employees, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period with a corresponding increase to equity. The Company uses the Black Scholes model to calculate the fair value of the stock options at grant date. For the stock options with graded vesting, the fair value of each tranche is recognized over its respective vesting period. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.

When stock options are exercised, the Company issues new shares. The proceeds received, together with the related portion previously recorded in other equity, are credited to share capital.

The Company also grants Deferred Share Units (“DSU”) as compensation for directors and designated employees. Upon termination of service, DSU participants are entitled to receive for each DSU credited to their account the payment in cash on the date of settlement based on the value of a BELLUS Health common share. For DSUs, compensation cost is measured based on the market price of the Company's common shares from the date of grant through to the settlement date. Any changes in the market value of the Company's common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in income in the same line item as stock-based compensation expense.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(m)	Financial instruments:

The Company measures its financial instruments as follows:

Financial assets and Financial liabilities

(i)	Recognition and initial measurement:

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii)	Classification and subsequent measurement:

Financial assets - Classification:

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) – debt investment, FVOCI – equity investment or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as at FVTPL: it is held within a business model whose objective is to hold assets to collect contractual cash flows; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL: it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest in the principal amount outstanding.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(m)	Financial instruments (continued):

Financial assets and Financial liabilities (continued)

(ii)	Classification and subsequent measurement (continued):

Financial assets – Classification (continued):

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment by investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Subsequent measurement and gains and losses:

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in income. Any gain or loss on derecognition is recognized in income.

Debt investments at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in income. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to income.

Equity investments at FVOCI are subsequently measured at fair value. Dividends are recognized as income in income unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to income.

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses are recognized in income.

Financial liabilities - Classification:

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(m)	Financial instruments (continued):

Financial assets and Financial liabilities (continued)

(ii)	Classification and subsequent measurement (continued):

Financial liabilities - Subsequent measurement and gains and losses:

Financial liabilities at FVTPL are subsequently measured at fair value and net gains and losses, including any interest expense, are recognized in income. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in income. Any gain or loss on derecognition is also recognized in income.

Cash, cash equivalents and short-term investments, trade receivables, amounts receivable under license agreements and other receivables are measured at amortized cost.

Trade and other payables are measured at amortized cost.

Share capital

Common shares that are not redeemable or are redeemable only at the Company’s option are classified as equity. Incremental costs directly attributable to the issue of equity-classified shares are recognized as a deduction from the deficit, net of any tax effects.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

4.	Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	December 31,	December 31,
	2022	2021
Cash balances with banks	$12,906	$31,841
Short-term investments with initial maturities of three months or less or that can be withdrawn on demand:
Savings accounts and term deposits, yielding interest at 2.56% to 4.25% as at December 31, 2022 (December 31, 2021 – 0.15% to 0.73%)	74,344	118,237
Cash and cash equivalents	87,250	150,078

Short-term investments with initial maturities greater than three months:
Term deposits, yielding interest at 3.60% to 4.21%	54,875	—
Term deposits issued of CAD$30,478, yielding interest at 4.20% to 5.65% as at December 31, 2022 (December 31, 2021 – (CAD $34,007), 0.45% to 1.10%)	22,486	26,906
Bearer deposit notes, yielding interest at 0.40% to 5.20% as at December 31, 2022 (December 31, 2021 – 0.40%)	146,108	37,003
Bearer deposit notes issued of CAD$44,008, yielding interest at 0.80% to 0.85%)	—	34,819
T-Bill, yielding interest at 3.13%	26,338	—
Short-term investments	249,807	98,728
Cash, cash equivalents and short-term investments	$337,057	$248,806

5.	Prepaid expenses and other assets:

As at December 31, 2022, $13,998 of prepaid expenses relate to contracts with service providers for research and development activities and are presented in Prepaid expenses and other assets in the consolidated statement of financial position (2021 - $5,487).

6.	Right-of-use asset and lease liability:

BELLUS Health Inc.’s leases are mainly real estate leases for office space.

The Company leases office space in Laval, Quebec, Canada. In November 2021, this property lease was amended for the expansion of the leased office space, and for the extension of the initial lease term through December 31, 2024 (previous expiry date on September 30, 2023).

The Company also leases office space in Wilmington, Delaware, United States. This property lease was entered into in November 2022 and expires in September 2028. The property lease includes a renewal option upon expiry date, which was not accounted for in the Right-of-use asset and lease liability presented in the consolidated financial position.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.	Right-of-use asset and lease liability (continued):

Right-of-use asset:

Carrying
value
Cost:
Balance as at December 31, 2020	$802
Additions to right-of-use asset	545
Balance as at December 31, 2021	1,347
Additions to right-of-use asset	758
Balance as at December 31, 2022	$2,105

Accumulated amortization:
Balance as at December 31, 2020	$(301)
Depreciation	(193)
Balance as at December 31, 2021	(494)
Depreciation	(305)
Balance as at December 31, 2022	$(799)

Net carrying value:
Balance as at December 31, 2021	$853
Balance as at December 31, 2022	1,306

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.	Right-of-use asset and lease liability (continued):

Lease liability:

Carrying
value
Balance as at December 31, 2021	$871
Addition to lease liability	758
Interest expense	41
Principal repayment	(331)
Foreign exchange gain	(56)
Balance as at December 31, 2022	$1,283
Current portion of lease liability	351
Non-current portion of lease liability	$932

Balance as at December 31, 2020	$503
Addition to lease liability	545
Interest expense	29
Principal repayment	(209)
Foreign exchange loss	3
Balance as at December 31, 2021	$871
Current portion of lease liability	254
Non-current portion of lease liability	$617

The remaining life of the Company’s property lease in Canada as of December 31, 2022 is 2.0 years. Lease payments under the amended Lease were discounted using an incremental borrowing rate of 3.5%. Lease payments under the initial lease were discounted using an incremental borrowing rate of 5%.

The remaining life of the Company’s property lease in the United States as of December 31, 2022 is 5.7 years. Lease payments under the lease were discounted using an incremental borrowing rate of 6.15%.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.	Right-of-use asset and lease liability (continued):

Minimum annual payments under the non-cancelable leases, undiscounted, are as follows:

Years ending December 31,
2023	$431
2024	459
2025	158
2026	161
2027 and thereafter	275
$1,484

7.     In-process research and development asset:

As at December 31, 2022 and 2021, the aggregate carrying value of the in process research and development (“IPR&D”) asset related to camlipixant (BLU-5937) amounted to $50,100. The IPR&D asset related to BLU-5937 is accounted for as an indefinite-life intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively.

On March 25, 2020, the Company closed an asset purchase and sale agreement to acquire all of the remaining camlipixant and related P2X3 antagonists intellectual property assets from adMare BioInnovations’ NEOMED Institute, which is accounted for as an acquisition of assets. In consideration of the foregoing, the Company issued to adMare and AstraZeneca AB an aggregate of 4,770,000 BELLUS Health common shares from treasury, having an aggregate fair value of $47,749 at the date of the closing of the transaction, calculated using the average of the BELLUS Health’s March 25, 2020 opening and closing share price, plus a cash consideration paid to adMare of $352 (CAD $500). This acquisition was accounted for as a non-employee share-based payment transaction and measured using the consideration transferred by the Company. As at December 31, 2022 and 2021, the carrying amount of the IPR&D asset related to camlipixant did not exceed its estimated recoverable amount. The Company assesses at each reporting date whether there is an indication that the asset may be impaired. The recoverability of this asset is dependent on successfully developing this project and achieving the expected future revenues from commercialization.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

8.	Trade and other payables:

Trade and other payables consist of:

	December 31,	December 31,
	2022	2021
Trade payables	$4,540	$2,857
Accrued research and development liabilities with service providers	4,563	8,432
Other accrued liabilities	3,632	2,882
DSU liability (note 9 (b) (ii))	2,790	2,503
	$15,525	$16,674

9.	Shareholders’ equity:

(a)   Share capital:

The authorized share capital of the Company consists of:

•	an unlimited number of voting common shares with no par value; and

•	an unlimited number of non-voting preferred shares, issuable in one or more series, with no par value.

Changes in issued and outstanding common shares for the years ended December 31, 2022 and 2021 were as follows:

	Number	Dollars
Balance, December 31, 2021	106,390,361	$799,391
Issued in connection with the 2022 Offering (i)	19,021,622	175,950
Issued upon stock option exercises (note 9 (b) (i))	1,155,138	1,979
Balance, December 31, 2022	126,567,121	$977,320

	Number	Dollars
Balance, December 31, 2020	78,337,361	$575,286
Issued in connection with the 2021 Offering (ii)	28,000,000	224,000
Issued upon stock options exercise (note 9 (b) (ii))	53,000	105
Balance, December 31, 2021	106,390,361	$799,391

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Shareholders’ equity (continued):

(a)   Share capital (continued):

(i)	On July 18, 2022, the Company closed an equity offering, issuing 16,540,541 common shares from treasury at a price of $9.25 per share for gross proceeds of $153,000. On July 28, 2022, the underwriters of the equity offering exercised their option to purchase additional common shares (over-allotment option), resulting in the issuance of an additional 2,481,081 common shares from treasury at a price of $9.25 per share, for additional gross proceeds of $22,950 (together, the “2022 Offering”). Share issue costs of $11,434, comprised mainly of underwriters’ commission, legal, professional and filing fees, have been charged to the deficit.

(ii)	On December 17, 2021, the Company closed an equity offering, issuing 25,000,000 common shares from treasury at a price of $8.00 per share for gross proceeds of $200,000, and on December 29, 2021, the underwriters of the equity offering partially exercised their over-allotment option to purchase additional common shares of the Company, resulting in the issuance of an additional 3,000,000 common shares from treasury at a price of $8.00 per share, for additional gross proceeds of $24,000 (together, the “2021 Offering”). Share issue costs of $14,271, comprised mainly of underwriters’ commission, legal, professional and filing fees, have been charged to the deficit.

“At-the-market” sales agreements

2022 ATM Sales Agreement

On November 14, 2022, the Company entered into an “at-the-market” (“ATM”) sales agreement (the “2022 ATM Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which the Company may from time to time, sell its common shares, through ATM distributions with Jefferies acting as sales agent (the “Agent”) for aggregate gross proceeds of up to $80,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada.

The ATM expires no later than the end of the 25-month period starting August 26, 2022 and requires the Company to pay to the Agent a commission of up to 3% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. The Company and the Agent may terminate the 2022 ATM Sales Agreement, at any time, in accordance with its terms. Under the terms of the 2022 ATM Sales Agreement, the Company has provided the Agent with customary indemnification rights.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Shareholders’ equity (continued):

(a)	Share capital (continued):

“At-the-market” sales agreements (continued):

2022 ATM Sales Agreement (continued)

During the year ended December 31, 2022, no common shares were sold under the 2022 ATM program. As at December 31, 2022, total costs incurred to register the Sales Agreement, amounting to $325, are recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position. Under an ATM program, proportional costs for commission, legal and costs related to common shares sold are reclassified from deferred financing costs to deficit upon share issuance.

2020 ATM Sales Agreement

On December 23, 2020, the Company entered into an “at-the-market” (“ATM”) sales agreement (the “2020 ATM Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which it could from time to time sell through at-the-market distributions with Jefferies acting as sales agent, its common shares for aggregate gross proceeds of up to $50,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. On July 13, 2022, prior to the launch of the 2022 Offering (refer to note 9 (a) (i), the Company terminated the 2020 ATM Sales Agreement.

Prior to its termination, no common shares were ever sold under the 2020 ATM program. As a result of the termination, total costs incurred to register the Sales Agreement, amounting to $390 and previously recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position, were recorded in the consolidated statement of loss and other comprehensive loss and are presented in Finance costs.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Shareholders’ equity (continued):

(b) Share-based payment arrangements:

(i)    Stock Option Plan:

Under its stock option plan (the “Stock Option Plan”), the Company may grant options to purchase common shares to directors, officers, employees and consultants of the Company. The provisions in the Stock Option Plan define terms and conditions of the options including vesting period, expiration date and other terms and conditions. The number of common shares to be issued is determined and approved by the Board of Directors. The exercise price of the option is equal to the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the TSX or the Nasdaq. In general, stock options vest, on a graded basis, over a period of up to five years and have a life of 10 years from the grant date. The aggregate number of common shares reserved for issuance under this plan shall not exceed 12.5% of the total issued and outstanding common shares of the Company. The aggregate number of common shares reserved for issuance at any time to any optionee shall not exceed 5% of the issued and outstanding common shares of the Company. The aggregate number of common shares issuable or reserved for issuance to insiders of the Company under this plan and any other share compensation arrangement of the Company cannot at any time exceed 10% of the issued and outstanding common shares of the Company.

Changes in outstanding stock options issued under the Stock Option Plan for the years ended December 31, 2022 and 2021 were as follows:

	Number	Weighted average exercise price (1)
Balance, December 31, 2021	7,774,833	$3.74
Granted (2),(3),(4), (5), (6)	3,973,500	$7.22
Exercised (7)	(1,388,643)	$1.46
Forfeited	(140,967)	$5.71
Balance, December 31, 2022	10,218,723	$5.38

	Number	Weighted average exercise price (1)
Balance, December 31, 2020	6,288,166	$3.80
Granted (8) (9) (10) (11) (12)	1,708,000	$4.60
Exercised	(53,000)	$1.06
Forfeited	(168,333)	$6.34
Balance, December 31, 2021	7,774,833	$3.94

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 202

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(i)    Stock Option Plan (continued):

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate of the corresponding year.

(2)	2,945,000 stock options were granted on February 23, 2022, having an exercise price of $7.01; 2,320,000 stock options were granted to key management personnel and 625,000 were granted to other employees.

(3)	390,000 stock options were granted to key management personnel on March 23, 2022, having an exercise price of $6.38.

(4)	220,000 stock options were granted to other employees on May 11, 2022, having an exercise price of $7.85.

(5)	200,000 stock options were granted to other employees on July 15, 2022, having an exercise price of $9.39.

(6)	218,500 stock options were granted to other employees on November 14, 2022, having an exercise price of $9.00.

(7)	Of the stock options exercised, 1,155,138 common shares were issued, and 233,505 stock options were returned to the Company and cancelled as a result of the cashless exercise feature provided in the Company’s stock option plan.

(8)	1,408,000 stock options were granted on February 25, 2021, having an exercise price of $4.36; 1,171,000 stock options granted to key management personnel and 237,000 granted to other employees.

(9)	50,000 stock options were granted to key management personnel on March 30, 2021, having an exercise price of $3.83.

(10)	50,000 stock options were granted to other employees on May 10, 2021, having an exercise price of $3.92.

(11)	20,000 stock options were granted to other employees on August 11, 2021, having an exercise price of $3.10.

(12)	180,000 stock options were granted to other employees on November 10, 2021, having an exercise price of $7.04.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(i)    Stock Option Plan (continued):

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2022:

	Options outstanding		Options exercisable
		Weighted
		average years
Exercise price/share	Number	To expiration	Number
Stock options granted in USD
$3.83	50,000	8.2	10,000
$3.92	42,000	8.4	2,000
$4.36	1,346,000	8.2	252,400
$6.38	390,000	9.2	—
$7.01	2,922,500	9.2	—
$7.04	160,000	8.9	32,000
$7.85	220,000	9.4	—
$9.00	218,500	9.9	—
$9.39	180,000	9.5	—

Stock options granted in CAD (1)
$0.80 (CAD $1.08)	635,278	4.4	635,278
$0.93 (CAD $1.26)	1,001,114	5.1	772,225
$1.12 (CAD $1.51)	41,667	4.9	41,667
$1.51 (CAD $2.05)	8,333	5.5	—
$2.32 (CAD $3.14)	162,000	7.9	63,000
$2.64 (CAD $3.58)	28,000	7.6	10,000
$2.97 (CAD $4.03)	28,611	3.2	28,611
$3.04 (CAD $4.12)	419,000	8.0	167,000
$3.21 (CAD $4.36)	887,498	6.1	511,944
$6.19 (CAD $8.39)	512,222	6.9	307,333
$10.26 (CAD $13.91)	901,000	7.3	364,000
$10.86 (CAD $14.72)	65,000	7.4	26,000
	10,218,723	7.7	3,223,458

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(i)    Stock Option Plan (continued):

Stock-based compensation:

For the year ended December 31, 2022, the Company recorded a stock-based compensation expense related to stock options granted under the stock option plan in the amount of $10,420 in the consolidated statement of loss and other comprehensive loss; from this amount, $4,318 is presented in Research and development expenses and $6,102 is presented in General and administrative expenses (2021 – $6,353, $2,333 presented in Research and development expenses and $4,020 presented in General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life.

The weighted average assumptions for stock options granted during the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Weighted average fair value of stock options at grant date	$5.38	$3.60
Weighted average share price	$7.22	$4.60
Weighted average exercise price	$7.22	$4.60
Risk-free interest rate	2.18%	1.00%
Expected volatility	100%	111%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(ii) Deferred share unit (DSU) plan:

The Company has a deferred share unit (“DSU”) plan for employees and members of the Board of Directors created to afford the Company the flexibility to offer DSUs as an alternative to cash compensation.

The price of DSUs is determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the plan. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited, multiplied by the 5-day market value weighted average price of common shares prior to the date on which a notice of redemption is filed.

For DSUs, compensation cost is measured based on the market price of the Company's common shares from the date of grant through to the settlement date. Any changes in the market value of the Company's common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in income.

Changes in the number of units for the years ended December 31, 2022 and 2021 were as follows:

Number of units	2022	2021
Balance, beginning of year	311,065	253,028
Units granted (1)	30,208	71,317
Settled	—	(13,280)
Balance, end of year	341,273	311,065
Balance of DSU liability, included in Trade and other payables	$2,790	$2,503

(1) All DSUs were granted to key management personnel.

During the year ended December 31, 2022, the Company granted 30,208 DSUs having a fair value per unit of $7.62 (CAD $10.33), and none were settled. For the year ended December 31, 2021, 71,317 DSUs were granted at an average fair value per unit of $3.66 (CAD $4.63) and 13,280 DSUs having a fair value per unit of $5.64 (CAD $7.13) were settled.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.	Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(ii) Deferred share unit (DSU) plan (continued):

As at December 31, 2022, the Company estimated the fair value of the DSU liability at $2,790, based on the market price of the Company's common shares on the TSX on that date, of $8.17 (CAD$11.08) per share ($2,503 as at December 31, 2021). The stock-based compensation expense related to the DSU plan recorded and presented in General and administrative expenses in the consolidated statement of loss for the year ended December 31, 2022 amounted to $551, (2021 – $1,777).

The value of DSUs granted in 2022 for which services have not been rendered as at December 31, 2022 amounted to $92 and is presented in Prepaid expenses and other assets in the consolidated statement of financial position (the value of DSUs granted in 2021 for which services have not been rendered as at December 31, 2021 amounted to $103).

10.	Personnel expenses:

The aggregate compensation to personnel of the Company for the years ended December 31, 2022 and 2021 is set out below:

	2022	2021
Short-term benefits	$15,441	$8,382
Stock-based compensation expense – DSU plan	551	1,777
Stock-based compensation expense – Stock option plan	10,420	6,353
	$26,412	$16,512

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

11.	Net finance income:

Finance income and Finance costs for the years ended December 31, 2022 and 2021 were attributed as follows:

	2022	2021
Interest income	$5,083	$233
Foreign exchange gain	—	1,683
Finance income	5,083	1,916

Interest expense on lease liability (note 6)	(41)	(29)
Interest and bank charges	(37)	(26)
Impairment of deferred financing costs (note 9 (a))	(390)	—
Realized loss on sale of bearer deposit notes prior to maturity	(268)	—
Foreign exchange loss	(2,484)	—
Finance costs	(3,220)	(55)
Net finance income	$1,863	$1,861

12.	Income taxes:

Components of the income taxes for the years are as follows:

	December 31,	December 31,
	2022	2021
Current income taxes:
Current income tax expense in respect of the current year	$21	$21

Deferred income taxes:
Origination and reversal of temporary differences	(17,347)	(17,195)
Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	—	(323)
Change in unrecognized deductible temporary differences	17,386	17,298
Total income tax expense (recovery)	$60	$(199)

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

12.	Income taxes (continued):

Reconciliation of effective tax rate:

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Loss before income taxes:
Canadian operations	$(76,222)	$(71,919)
US operations	202	496
	(76,020)	(71,423)
Tax using the Company’s domestic tax rate	(20,145)	(18,927)
Change in unrecognized deductible temporary differences	17,386	17,298
Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	—	(323)
Difference in tax rate of a foreign subsidiary	(5)	(12)
Non-deductible stock option expense	2,761	1,684
Permanent differences and other items	63	81
Total income tax expense (recovery)	$60	$(199)

The applicable statutory tax rate is 26.5% in 2022 and 2021. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Company operates.

Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities:

As at December 31, 2022 and 2021, recognized deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2022	2021	2022	2021	2022	2021
Taxes losses carried forward	$1,017	$2,536	$—	$—	$1,017	$2,536
Right-of-use assets	—	—	(152)	(226)	(152)	(226)
IPR&D asset	—	—	(680)	(2,086)	(680)	(2,086)
Trade and other receivables	—	—	(4)	(4)	(4)	(4)
Tax assets (liabilities)	1,017	2,536	(836)	(2,316)	181	220
Set off of tax	(836)	(2,316)	836	2,316	—	—
Net tax assets (liabilities)	$181	$220	$—	$—	$181	$220

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

12.	Income taxes (continued):

Deferred tax assets and liabilities (continued)

Unrecognized deferred tax assets and investment tax credits:

As at December 31, 2022 and 2021, the amounts and expiry dates of tax attributes and temporary differences for which no deferred tax assets was recognized were as follows:

	December 31, 2022		December 31, 2021
	Federal	Provincial	Federal	Provincial
Research and development expenses, without time limitation	$27,936	$27,270	$22,243	$22,872

Federal research and development investment tax credits
2037	244	—	245	—
2038	367	—	367	—
2039	396	—	396	—
2040	725	—	726	—
2041	1,242	—	763	—
2042	919	—	—	—
	$3,893	$—	$2,497	$—

Tax losses carried forward
2032	267	167	268	167
2033	707	907	708	908
2034	649	649	650	650
2035	882	882	883	883
2036	903	903	904	904
2037	1,779	1,956	1,781	1,959
2038	3,970	3,860	3,976	3,865
2039	23,305	23,156	23,340	23,191
2040	25,727	25,557	25,766	25,596
2041	59,057	58,870	58,854	58,593
2042	66,593	67,818	—	—
	$183,839	$184,725	$117,130	$116,716

Capital losses	$11,485	$11,485	$11,234	$11,234

Other deductible temporary differences, without time limitation	$21,501	$21,501	$11,468	$11,468

Deferred tax assets and investments tax credits have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

13.	Loss per share:

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Basic weighted average number of common shares outstanding	115,358,769	79,315,892

Basic and diluted loss per share	$(0.66)	$(0.90)

Excluded from the calculation of the diluted loss per share for the years ended December 31, 2022 and 2021 is the impact of all stock options granted under the Stock Option Plan, as they would be anti-dilutive.

Stock options granted under the Stock Option Plan could potentially be dilutive in the future.

14.	Commitments and contingencies:

(a)	Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at December 31, 2022, the Company has commitments for expenditures related to contracts with service providers for research and development activities of approximately $184,744 (approximately $15,153 as at December 31, 2021), of which $67,748 is expected to be payable in 2023, $55,203 in 2024, $42,867 in 2025 and $18,926 in 2026.

(b)	License agreements and research collaborations:

In the past the Company has entered into various agreements whereby future cash payments may be made based on criteria such as sales for certain legacy products. The Company has not recorded any provision on such agreements as the possibility of a payment is not probable.

(c)	Consulting and services agreement:

The payments under the consulting and services agreement with Picchio International Inc. (Picchio International) (refer to note 15 (b)) will amount to $184 (CAD$250) in 2023, plus the reimbursement of applicable expenses for services rendered under the agreement.

(d)	Letter of credit:

As at December 31, 2022, the Company is contingently liable for a letter of credit in the amount of $37 (CAD$50) (2021 - $40 (CAD$50)). Short-term investments are pledged under the letter of credit and are presented as non-current Other assets in the consolidated statement of financial position as at December 31, 2022.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

14.	Comitments and contingencies (continued):

(e)	Contingencies:

On March 16, 2021, a Company stockholder, Carl D. Cachia (“Plaintiff”), filed a complaint against the Company and certain of its executive officers alleging claims under provisions of the Securities Exchange Act of 1934 (“Exchange Act”). On September 17, 2021, Plaintiff filed an amended class action complaint, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 6, 2020, against the Company, certain of its executive officers, the principal investigator of the Company’s Phase 2a RELIEF trial, and the underwriters of the Company’s initial public offering in September 2019. The amended class action complaint alleges claims under the Exchange act and the Securities Act of 1933 relating to disclosures concerning the Company’s Phase 2a RELIEF trial, and seeks compensatory damages, pre-judgment and post-judgment interest, as well as attorneys’ fees, expert fees, and any other reasonable costs and expenses. On November 16, 2021, Plaintiff stipulated to dismissal of all claims against the underwriters without prejudice. Also on November 16, 2021, the Company and the named executive officers moved to dismiss the amended complaint. On January 7, 2022, the principal investigator of the Company’s Phase 2a RELIEF trial also moved to dismiss the amended complaint. On June 17, 2022, Plaintiff filed a motion for leave to amend his complaint, which all remaining defendants opposed. On September 21, 2022, the court granted all defendants’ motions to dismiss in full, dismissing all counts, denied Plaintiff’s motion for leave to amend his complaint, and ordered the case to be closed. On September 22, 2022, all of Plaintiff’s claims were dismissed and the case was closed. Plaintiff did not file a notice of appeal within the 30-day deadline for appeal.

On July 6, 2022, a Company stockholder, Jason Gallanti (the “Canadian Plaintiff”), filed a statement of claim before the Ontario Superior Court of Justice against the Company alleging negligent misrepresentation and claims under the Ontario Securities Act (“OSA”) and equivalent provincial securities legislation relating to disclosures concerning the Company’s Phase 2a RELIEF trial. The Canadian Plaintiff seeks certification of the action as a class proceeding on behalf of those who purchased the Company’s stock on the TSX, leave to pursue statutory claims under the OSA, compensatory damages, prejudgment and post-judgment interest, and costs of the action. Following the dismissal of the Plaintiff’s claim on September 22, 2022, the Canadian Plaintiff has filed, on January 27, 2023, a motion to discontinue his claim.

No provision has been made in the financial statements for the resolution of the above matters. Resolution of litigation could have an effect on the Company’s financial statements in the period that a determination is made, however, in management’s opinion, litigation matters are not currently projected to have a material adverse effect on the Company’s financial position.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

15.	Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $295 and $304 (CAD $381 for both years) under the consulting and services agreement for the years ended December 31, 2022 and 2021, respectively.

(c)	Key management personnel:

The Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, the Chief Scientific Officer, Senior Vice-Presidents and Directors of BELLUS Health are considered key management personnel.

The aggregate compensation to key management personnel of the Company for the years ended December 31, 2022 and 2021 is set out below:

	2022	2021
Short-term benefits	$4,573	$2,992
Stock-based compensation expense– DSU plan	551	1,777
Stock-based compensation expense - Stock option plan	7,824	4,952
	$12,948	$9,721

16.	Segment disclosures:

Business segment:

The Company operates one segment, which is the development of therapeutic candidates for the treatment of health disorders. As at December 31, 2022 and 2021, the Company’s operations were conducted in Canada and in the United States. The Company’s non-current assets are located in Canada and in the United States. The Company’s non-current assets located in the United States amount to $1,153 as at December 31, 2022.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

17.	Capital management:

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, including pipeline expansion, general and administrative expenses, working capital and overall capital expenditures.

Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares, private placements, the issuance of convertible notes, asset sales and the proceeds from research tax credits. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants, interest income, as well as with proceeds from collaboration and research agreements, asset sales or product licensing agreements.

Historically, when the Company had the option, it has settled its obligations through the issuance of common shares instead of in cash to preserve its liquidities to finance its operations and future growth.

The Company defines capital to include total shareholders’ equity.

The capital management objectives remain the same as previous fiscal year.

As at December 31, 2022, cash, cash equivalents and short-term investments amounted to $337,057. The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any capital requirements that are externally imposed.

18.	Financial instruments:

(a)	Financial instruments - carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

For its financial assets and liabilities measured at amortized cost as at December 31, 2022, the Company has determined that the carrying value of its short-term financial assets and liabilities (consisting of cash, cash equivalents and short-term investments, trade and other receivables and trade and other payables) approximates their fair value because of the relatively short periods to maturity of these instruments.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

18.	Financial instruments (continued):

(b)	Credit risk management:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. The Company invests cash mainly with major North American financial institutions. Cash equivalents and short-term investments are comprised of fixed income instruments with a high credit ranking (not less than A-1) as rated by Standard and Poor’s. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company's liquidity needs and yields that are appropriate.

As at December 31, 2022, the Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

(c)	Liquidity risk management:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company requires continued access to capital markets to support its operations, as well as to achieve its strategic plans. Any impediments to the Company’s ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of the Company’s financial condition or prospects, could have a materially adverse effect on the Company. In addition, the Company’s access to financing is influenced by the economic and credit market environment.

The Company manages liquidity risk through the management of its capital structure, as outlined in note 17. The Company will require additional financing in the future. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews, approves and monitors the Company’s operating and capital budgets, as well as any material transactions.

The balance of accounts payable and accrued liabilities is due within one year. For information on the maturity of leases, as well as commitments and contingencies, see notes 6 and 14, respectively.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

18.	Financial instruments (continued):

(d)	Foreign currency risk management:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US dollar. The Company’s exposure relates primarily to changes in the US dollar versus the Canadian dollar exchange rate. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the US dollar will create volatility in the Company’s cash flows and the reported amounts for revenue and expenses in income. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at the rates of exchange at each statement of financial position date, the impact of which is reported as a foreign exchange gain or loss in income. The Company holds a portion of its cash, cash equivalents and short-term investments in Canadian dollars to meet its liquidity needs in Canadian dollars, but does not use derivative financial instruments to reduce its foreign exchange exposure.

The following table provides an indication of the Company’s significant foreign currency exposures as at December 31, 2022:

December 31,
(in US dollars)	2022
Net assets denominated in Canadian dollars:
Cash and cash equivalents	$27,597
Short-term investments	22,487
Trade and other receivables	649
Research tax credit	485
Other assets	37
Trade and other payables	(4,951)
Lease liability	(547)
$45,757

Based on the Company’s net foreign currency exposure noted above, and assuming that all other variables remain constant, a hypothetical 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $4,576 in income.

The CAD to USD exchange rate applied as at December 31, 2022 was 0.7378.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

18.	Financial instruments (continued):

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed and variable interest rate
Short-term investments	Short-term fixed interest rate

Based on the carrying amount of the Company’s variable interest-bearing financial instruments as at December 31, 2022, an assumed 1% increase or 1% decrease in interest rates during such period would have resulted in an increase/decrease of $469 in income.

Management believes that the risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Interest income presented in the consolidated statement of loss represents interest income on financial assets.

19.	Subsequent event

The Company maintains bank accounts with the Silicon Valley Bank (SVB) and at December 31, 2022, less than 0.2% of its total cash, cash equivalents and short term investments was held with the SVB. As March 10, 2023, the SVB was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation (“FDIC”) was appointed as the receiver. At that time, the equivalent of 0.3% of its December 31, 2022 total cash, cash equivalents and short term investments was held with the SVB, consisting of both insured and uninsured deposits. The Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts. Subsequent to that date, the Company has been able to use these funds to pay suppliers, however an estimate of the financial effect on such deposits cannot be made at this time.